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avnet 2001 annual report


AVNET

BUILDING A SUCCESSFUL COMPANY IS BOTH ART AND SCIENCE. USING A "BEST PEOPLE, BEST PRACTICES" PHILOSOPHY, AVNET COMBINES THE ART OF LEADERSHIP, STRUCTURE AND FUNCTION WITH THE SCIENCE OF TECHNOLOGY TO CREATE A COMPANY THAT PROVIDES THE UTMOST VALUE TO ITS CUSTOMERS, SUPPLIERS, EMPLOYEES AND SHAREHOLDERS, GLOBALLY.

PHOENIX-BASED AVNET, INC. (NYSE:AVT), A FORTUNE 500 COMPANY, IS ONE OF THE WORLD'S LARGEST DISTRIBUTORS OF ELECTRONIC COMPONENTS, COMPUTER PRODUCTS AND EMBEDDED SYSTEMS FROM LEADING MANUFACTURERS. SERVING CUSTOMERS IN 63 COUNTRIES, AVNET MARKETS, INVENTORIES AND ADDS VALUE TO THESE PRODUCTS AND PROVIDES WORLD-CLASS SUPPLY-CHAIN MANAGEMENT AND ENGINEERING SERVICES. AVNET'S WEB SITE IS LOCATED AT WWW.AVNET.COM.

financial review

	2001	2000	1999	1998	1997	1996
(In millions, except for per share and ratio data)						
Income:						
Sales	$12,814.0	$9,915.0	$6,805.7	$6,334.6	$5,729.7	$5,469.3
Gross profit	1,865.5 [D]	1,444.8 [C]	1,048.0 [B]	1,081.1 [A]	1,042.1	1,030.8
Operating income	253.7 [D]	368.0 [C]	182.5 [B]	293.5 [A]	338.6	354.8
Income taxes	87.2 [D]	121.1 [C]	204.8 [B]	125.6 [A]	136.6	140.6
Earnings	0.1 [D]	162.6 [C]	180.3 [B]	165.9 [A]	191.3	193.4
Financial Position:						
Working capital	1,177.4	2,368.7	1,977.0	1,899.1	1,521.4	1,491.5
Total assets	5,864.1	5,934.4	3,563.4	3,308.6	2,898.3	2,809.3
Total debt	2,221.6	2,153.9	998.5	1,017.9	514.6	508.5
Shareholders' equity	2,374.6	2,246.7	1,718.8	1,628.5	1,764.6	1,736.2
Per Share[E]:						
Basic earnings	— [D]	1.52 [C]	1.89 [B]	1.63 [A]	1.78	1.81
Diluted earnings	— [D]	1.50 [C]	1.86 [B]	1.59 [A]	1.74	1.77
Dividends	.30	.30	.30	.30	.30	.30
Book value	20.15	19.88	18.15	16.86	16.80	16.27
Ratios:						
Operating income margin on sales	2.0% [D]	3.7% [C]	2.7% [B]	4.6% [A]	5.9%	6.6%
Profit margin on sales	— [D]	1.6% [C]	2.6% [B]	2.6% [A]	3.3%	3.6%
Return on equity	— [D]	8.1% [C]	11.0% [B]	9.5% [A]	10.8%	11.8%
Return on capital	2.2% [D]	6.1% [C]	8.1% [B]	7.7% [A]	9.4%	10.0%
Quick	.7:1	1.1:1	1.8:1	1.9:1	1.5:1	1.7:1
Working capital	1.5:1	2.2:1	3.3:1	3.9:1	3.5:1	3.6:1
Total debt to capital	48.3%	48.9%	36.8%	38.5%	22.6%	22.7%

AVNET, INC.
SALES



IN BILLIONS
5.47
5.73
6.33
6.81
9.92
12.81
96
97
98
99
00
01

AVNET, INC.
DILUTED EARNINGS PER SHARE



*Before special items described in notes (A-D)
1.77
1.74
1.71
1.22
1.78
1.99
96
97
98
99
00
01

*Income amounts are from continuing operations and net assets from discontinued operations have been classified as current assets. All amounts have been restated for the acquisition of Kent Electronics corporation which has been accounted for using the "pooling-of-interests" method.

(A) Includes the net negative impact of $14.9 pre-tax and $12.5 after-tax ($0.12 per share on a diluted basis) for (i) the gain on the sale of Channel Master of $33.8 pre-tax and $17.2 after-tax, (ii) costs relating to the divestiture of Avnet Industrial, the closure of the Company's corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Company-owned real estate, amounting to $13.3 pre-tax and $8.5 after-tax, and (iii) incremental special charges associated with the reorganization of EM, amounting to $35.4 pre-tax and $21.2 after-tax.

(B) Includes the net gain on exiting the printed catalog business recorded in the fourth quarter of 1999 offset by special charges recorded in the first quarter associated with the reorganization of EM. The net positive effect on 1999 pre-tax income, net income and diluted earnings per share were $183.0, $64.0, and $0.64, respectively.

(C) Includes special charges associated with: (i) the integration of Marshall Industries, Eurotronics B.V. (SEI) and the SEI Macro Group into EM, (ii) the integration of JBA Computer Solutions into CM North America, (iii) the reorganization of EM Asia, (iv) the reorganization of EM's European operations including costs related to the consolidation of EM's European warehousing operations and (v) costs incurred in connection with certain litigation brought by the Company. The total special charges for 2000 amounted to $49.0 pre-tax, $30.4 after-tax and $0.28 per share on a diluted basis.

(D) Includes the impact of incremental special charges related to the acquisition and integration of Kent Electronics, which was accounted for as a "pooling-of-interests," and other integration, restructuring and cost cutting initiatives taken in response to current business conditions. The special charges amounted to $327.5 pre-tax ($80.6 included in cost of sales and $246.9 included in operating expenses) and $236.7 after-tax, or $1.99 per share on a diluted basis for the year ($2.01 per share for the fourth quarter).

(E) All per share data have been restated to reflect a two-for-one split of the Company's common stock approved by the Board of Directors on August 31, 2000. These shares were distributed on September 28, 2000 to shareholders of record on September 18, 2000.


sculpting a
company is
a fine art

letter to shareholders

AVNET, INC. FY 2001
SALES BY OPERATING GROUP


AC
CM
EM

	$ BILLIONS	% OF AVNET'S SALES
EM	$8.29	64.7%
CM	$2.85	22.3%
AC	$1.67	13.0%

To Our Shareholders:

At no time in my 30-year career in the high tech industry have I experienced a year more novel, or more like a novel, than fiscal 2001. It was a tale of two markets – literally, the best of times during the first half, and the worst of times during the second half, as we experienced an unprecedented confluence of events precipitating the most severe downturn in the history of the technology industry.

Avnet ended the first half of FY'01 with revenues totaling $6.82 billion, equaling, in just six months, the Company's total FY'99 revenues. Record diluted earnings per share (EPS) of $0.69 in the second quarter were more than double what they were the year before. Other key financial metrics were up as well, including operating margin, return on capital employed and sales per employee.

Avnet finished the year with sales of $12.81 billion, up 29 percent versus a record FY'00, continuing a strong growth trend that has averaged 18.6 percent compounded annually over the past five years. As a result, FY'01 revenues were more than double the $6.33 billion reported just three years ago.

While the Company performed admirably on a year-over-year basis, that success was tempered by the challenging conditions that converged upon the industry in the second half of FY'01. Cyclicality in the electronic components market, especially with regard to semiconductors, is to be expected, and Avnet is adept at anticipating and dealing with such volatility. However, by December three significant events had coincided: the worldwide economy slowed; demand for electronic equipment fell, especially in the saturated communications market; and the supply of electronic components increased significantly. As a result, by the end of FY'01 the worldwide supply chain was bloated with excess inventory. In the second half of the fiscal year, Avnet's bookings plummeted and revenues fell 27 percent from the third to the fourth quarter. Consequently, just two quarters after posting record results diluted EPS declined to just $0.05, before special charges, for the year-ending June quarter.

ELECTRONICS MARKETING (EM)

THROUGH FOCUSED DIVISIONS, EM MARKETS, INVENTORIES AND ADDS VALUE, VIA SERVICES SUCH AS SUPPLY-CHAIN MANAGEMENT AND ENGINEERING DESIGN, TO SEMICONDUCTORS, INTERCONNECT, PASSIVE AND ELECTROMECHANICAL DEVICES, RADIO FREQUENCY AND MICROWAVE DEVICES, AND SPECIALTY PRODUCTS FROM LEADING COMPONENT MANUFACTURERS.

COMPUTER MARKETING (CM)

CM BUILDS CHANNELS TO MARKET THAT PROVIDE FOCUSED SALES, MARKETING AND VALUE-ADDED DISTRIBUTION OF ENTERPRISE COMPUTING SYSTEMS, SOFTWARE, STORAGE AND SERVICES FOR VALUE-ADDED RESELLERS, AND ENTERPRISE SOLUTIONS FOR END USERS.

APPLIED COMPUTING (AC)

AC MARKETS AND ADDS VALUE THROUGH ENGINEERING ASSISTANCE, SUPPLY-CHAIN MANAGEMENT AND END PRODUCT INTEGRATION TO EMBEDDED TECHNOLOGY SUBSYSTEMS, INCLUDING COMPUTER PLATFORMS AND SERVERS, BOARDS AND MEMORY MODULES, MASS STORAGE, PERIPHERALS, MICROPROCESSORS, FLAT PANEL DISPLAYS AND OPERATING SYSTEMS.



After three days spent forging the Company's future at the triennial Global Managers Meeting, participants gather to share their impressions at the closing ceremony. Below, a signature is added to a poster highlighting Avnet's core values, unveiled at the November 2000 meeting in Phoenix, Arizona.



Avnet is Positioned to Excel

By aggressively adjusting to challenging business conditions while continuing to build a company of industry-leading scope and scale, Avnet is molding a lean, global company positioned to excel when the market rebounds.

AVNET, INC. FY 2001
SALES BY REGION


ASIA
EMEA
AMERICAS

	$ BILLIONS	% OF AVNET'S SALES
AMERICAS	$8.75	68.3%
EMEA	$3.51	27.4%
ASIA	$0.55	4.3%

Avnet's aggressive acquisition strategy is aimed squarely at creating the scope and economies of scale necessary to increase shareholder value. In pursuing this strategy, the Company has reduced its cost structure, expanded its customer and supplier relationships, broadened its geographic reach, and added the skills and knowledge of talented, experienced employees. Since FY'99 began, we have completed the acquisition of 19 companies with top-line historical revenues totaling more than $6.7 billion. In FY'01 alone, Avnet finalized five acquisitions with historical revenues totaling approximately $3.6 billion, reducing our exposure to the semiconductor cycle, establishing a new networking business relationship with Cisco Systems, and substantially increasing our presence in Europe and Asia. Avnet has become extremely efficient at integrating acquisitions, completing the integration of Kent's components business just 25 days from the close of the transaction.

In the second half of the fiscal year, significant tactical focus was required to navigate the downturn. Synergies created by the rapid integration of acquisitions, coupled with aggressive cost cutting measures including the reduction of Avnet's census by approximately 1,100 people, resulted in selling, general and administrative savings of more than $70 million annualized by the end of the June quarter. Costs should continue to fall at least through the first half of FY'02. We also reduced our debt by $752 million (before taking into account the $350 million reduction due to our accounts receivable securitization program) from December to June, primarily by lowering working capital by $813 million. Consequently, by the end of the fiscal year, Avnet's debt-to-capital ratio fell to 48.3 percent, after reaching a high of 56.1 percent at the end of the second quarter of FY'01.

Leveraging Avnet's Scope and Scale

Following an era of consolidation in the industry, Avnet is a leading global player within distribution's total available market (DTAM). Yet the DTAM represents only a fraction of the technology industry's total available market (TAM) of more than $400 billion for the products and services we provide. Avnet's rapid growth has created the opportunity for our Company to take advantage of the scope and economies of scale created over the past decade to improve and expand our existing businesses and push ever farther into the greater technology market. And for a services business such as Avnet, the benefits of scale – the ability to leverage our investments across our operations – are very important. Avnet enters FY'02 with more leverage for earnings growth and return on capital than ever before. We are structured to focus on the specialized, value-added distribution of technology products, and we are committed to creating innovative services to capitalize on untapped opportunities.

Avnet's Operating Groups: Structured for Specialization

As an $8.29 billion global operating group, Electronics Marketing (EM) now goes to market through focused divisions in the Americas, EMEA (Europe, the Middle East and Africa) and Asia. Empowered to make swift decisions and respond rapidly, these focused divisions – specializing by product, service or

Avnet, Inc. FY'01 Acquisitions
Historical annual revenues totaling approximately $3.6 billion

Savoir Technology Group, Inc.
North America
July 2000

Atlas Services (Europe), EBV Elektronik, RKE Systems, WBC
Europe
October 2000

RDT Technologies Ltd.
Israel
February 2001

Sunrise Technology Limited
People's Republic of China
May 2001

Kent Electronics Corporation
North America
June 2001



Avnet is committed to attracting, developing and retaining a highly skilled, diverse global workforce.



Avnet's Data Center in Chandler, Arizona is the heart of the Company's worldwide information services infrastructure.

Avnet's Information Technology Strategy

Global Business Platform

Avnet's centralized IT infrastructure leverages the Company's economies of scale in providing networking, data center security and operations. Through SAP, Avnet EM is creating a single, global, multicurrency and multilingual IT platform.

Global Communications

Avnet's wide area network gives employees access to vital customer and supplier information. The Global Data Warehouse consolidates data to optimize decision-making utilizing enterprise-wide information. An expanded Electronic Commerce Gateway increases Avnet's electronic commerce and global trading capabilities, including electronic data interchange transactions.

Internet Alliances

Avnet is establishing or participating in strategic Internet hubs, portals and links that deliver new value and make it easier than ever to do business with us in an industry evolving from a linear supply chain to a multidirectional supply web.



geography – increase market share for our suppliers' products, while decreasing our customers' time to market and cost of doing business.

Computer Marketing (CM) has prospered by focusing on medium-size enterprises and Fortune 500 departmental solutions with a very select group of industry-leading vendors. CM derived the vast majority of its $2.85 billion in FY'01 sales from six of the world's best-known information technology (IT) brands: Cisco, Compaq, EMC, Hewlett-Packard, IBM and Oracle.

Applied Computing (AC) offers a portfolio of specialist divisions focused by product and geography. AC, which will celebrate its second full year in business in October 2001, now derives 73 percent of its $1.67 billion in revenue from eight strategic supplier relationships.

Creating Opportunity Through Innovation

Across all operating groups, Avnet has a passion for challenging conventional industry wisdom. We are creating innovative services to increase value delivered and generate new revenue streams with higher margins.

Technology industry analysis firm IDC projects annual revenues in the exploding global electronic supply-chain services sector to increase from $23 billion in 2000 to $83 billion by 2005. In keeping with this trend, EM's $2.72 billion Avnet Integrated Material Services division has grown at a five-year compound annual

letter to shareholders

growth rate of 36.9 percent. In addition, EM has begun the beta testing process on a series of new services that will leverage Avnet's global IT capabilities and other resources to expand strategic relationships.

In FY'00, CM's Avnet Hall-Mark division successfully responded to Hewlett-Packard's Channel 2000 challenge – a program designed to maximize the supply-chain efficiencies of its distribution channel – and emerged with an innovative business model. With this model in place in FY'01, the value-added services we once provided as an adjunct to hardware sales have been unbundled and are now provided separately for a fee. This new structure has broad implications across the Company, proving the viability of an entirely new model for marketing and selling higher-margin services.

AC brings innovative thinking to its customers through its Internet-based service for design engineers, Avnet FasTrac™. AC also recently opened its new engineering labs and technology showcases in Phoenix, Arizona, and Peabody, Massachusetts. The labs provide a technical, resource-rich environment where customers and AC engineers work side by side to reduce design time to market by integrating industry-standard subsystems. The showcases were built in conjunction with top suppliers like IBM, Intel, Microsoft and Motorola to demonstrate applications for products and technologies just coming to market.

Avnet launched a new, enterprise-wide global objective for FY'02 to further increase focus on the creation of services-based business models. Steve Church, formerly co-president of EM global, is driving this objective across our enterprise as senior vice president of services business development, reporting directly to me.

AVNET'S INFORMATION TECHNOLOGY ACCOLADES

LAUDED THROUGHOUT FY'01, AVNET'S IT INFRASTRUCTURE IS THE FOUNDATION UPON WHICH THE COMPANY CONSTRUCTS ITS GLOBAL TECHNOLOGY MARKETING AND SERVICES INITIATIVES.

- AVNET RANKS FIRST IN ITS INDUSTRY IN THE "INFORMATIONWEEK 500," A LIST OF THE LARGEST AND MOST INNOVATIVE IT USERS, AND GARNERS GOLD CITATIONS FOR TECHNOLOGY STRATEGY, E-BUSINESS STRATEGY, BUSINESS PRACTICES AND CUSTOMER KNOWLEDGE.
- *FORBES* MAGAZINE NAMES WWW.AVNET.COM THE "BEST OF THE BEST" B2B WEB SITE IN THE DISTRIBUTION INDUSTRY.
- AVNET PLACES SEVENTH AMONG *COMPUTERWORLD* MAGAZINE'S ANNUAL LISTING OF THE "100 BEST PLACES TO WORK IN IT." AVNET HAS BEEN HONORED NUMEROUS TIMES IN THE RANKING'S EIGHT-YEAR HISTORY.
- A TOP E-BUSINESS INNOVATOR, AVNET RANKS 13TH IN *EWEEK* MAGAZINE'S "FASTTRACK 500" LIST, REWARDED FOR DEPLOYING E-BUSINESS TECHNOLOGIES LIKE CUSTOMER RELATIONSHIP MANAGEMENT APPLICATIONS, E-COMMERCE APPLICATIONS, INTERNET-ENABLED DATA WAREHOUSES AND HIGH-SPEED NETWORKING.
- *INTERNETWEEK* MAGAZINE NAMES AVNET ONE OF ITS "100 E-BUSINESS LEADERS," RECOGNIZED FOR SUCCESSFULLY GENERATING BUSINESS THROUGH THE INTERNET.



Avnet employees give generously of their time and money to a variety of charitable causes benefiting the communtities in which they live and work.



With locations in 63 countries, communicating consistently with employees is essential. Here, chairman and CEO Roy Vallee (left), with the assistance of Bob Zierk, vice president, global human resources, discusses Avnet's financial status and highlights at the Town Hall, broadcast quarterly via satellite.



Employees Drive Our Success

Innovation is the only sustainable differentiator. Avnet's continuous innovation and rapid growth would not be possible without the contributions of dedicated, industry savvy, highly skilled employees. In every case, the Avnet team has embraced the challenges placed before it, from establishing a global IT infrastructure, to integrating acquisitions, to managing the changes inherent in restructuring, to developing and embracing new ways of doing business in an established industry. Their knowledge is Avnet's intellectual capital – the currency of the New Economy – and Avnet is committed to attracting, developing and retaining the best employees in the business.

With another Avnet veteran at the helm, former CM president Rich Ward, we have instituted an Organizational Development Program that provides a framework for executive, managerial and individual contributor training and advancement. In addition to improving Avnet's performance by developing the skills of our team, this effort provides a robust succession planning activity.

AVNET, INC. FY 2001
SALES BY PRODUCT


P&E
CONNECTORS
COMPUTER PRODUCTS
SEMICONDUCTORS

	$ BILLIONS	% OF AVNET'S SALES
SEMICONDUCTORS	$7.10	55.4%
COMPUTER PRODUCTS	$3.95	30.8%
CONNECTORS	$0.74	5.8%
PASSIVES AND ELECTROMECHANICAL DEVICES	$1.02	8.0%

Focusing on Shareholder Value

Sculpting a great company is a fine art. By optimizing our existing businesses and driving new growth in services within the technology market, Avnet is molding a lean, flexible and highly competitive Company that should generate increasing returns on capital while growing EPS. We are committed to consistently increasing shareholder value, and that ultimate objective is embodied in every decision we make. Janice Miller, Avnet's new vice president of corporate strategic planning, is helping our executive team identify promising opportunities in the global marketplace and develop high-impact strategic plans to take advantage of them.

letter to shareholders



"WHILE WE CANNOT CONTROL THE MARKET IN WHICH WE COMPETE, WE CAN – AND DO – DETERMINE HOW WELL WE COMPETE WITHIN IT."

— ROY VALLEE

Looking Ahead

Clearly, while we cannot control the market in which we compete, we can – and do – determine how well we compete within it. Avnet is focused on that which we can affect to create advantages for our Company. We are committed to long-term leadership, and we have never been better positioned. Avnet began FY'02 number one in its industry. From the electronic components that feed the supply chain, to the subsystem building blocks that reduce time to market, to the value-added mid-range computing products space, we are a market leader. Through focus, specialization and innovation, Team Avnet is aggressively expanding our Company's boundaries beyond traditional distribution, transforming us into the premier technology marketing and services company, globally.

Thank you, Team, for your many distinguished accomplishments in creating value for our suppliers, customers and shareholders during both halves of a novel FY'01. And thank you, Avnet shareholders, for your continued support. Despite entering the new year with substantial environmental challenges, I am confident of Avnet's ability to compete. As always, I welcome your comments and suggestions.

Roy Vallee
Chairman and Chief Executive Officer



Steve Church *Janice Miller* *Rich Ward*


supply chain



electronics marketing

"Avnet Electronics Marketing's global organization will continue to focus on improved earnings and return on working capital, executing strategies that leverage our proven abilities in technical services and supply-chain management. Our customers depend on us to help them get to market faster and more profitably."

— Brian Hilton

Avnet Electronics Marketing (EM) is the largest of Avnet's three operating groups, posting record FY'01 revenues of $8.29 billion. Led by president Brian Hilton, EM distributes semiconductors, interconnect, passive and electromechanical (IP&E) components, radio frequency (RF) and microwave products, and specialty products from leading manufacturers. For its customers and suppliers, EM also enhances those products through value-added services such as marketing, engineering design, and inventory and supply-chain management.

EM's Global Scope

As part of a strategic initiative to create focused businesses able to respond rapidly and efficiently to customers' and suppliers' needs, acquisitions continued to play a key role for EM globally. EM has amassed considerable expertise in integrating acquisitions, with global information technology (IT), human resources, finance and other support teams acting swiftly to analyze and adapt systems and processes using a "best people, best practices" approach. EM is now positioned to take advantage of the scope and economies of scale created during its decade of global expansion.

Specialized Business Divisions

As FY'02 began, EM launched divisions focused by product, service and/or geography in the Americas, Asia and EMEA (Europe, the Middle East and Africa). Called by a European editor, "one of the biggest distribution shake-ups ever," these specialist models, which have been dubbed "speedboats," take advantage of Avnet's global operational expertise while increasing organizational clarity and effectiveness. Decision-making within the divisions takes place closer to those it affects, and internal metrics and incentives have been redefined to yield higher value.

The specialist business models arise from the conviction that a focused approach pays off for customers and suppliers. Entrepreneurial business divisions provide expertise and specialization. Customer projects are optimized from design to



Value-added services are an integral part of Electronics Marketing's business.



Technicians in Electronics Marketing's Device Programming Center in Chandler, Arizona label semiconductors programmed for a customer-specific application.



production, improving time to market and reducing costs. For multinational customers, EM's knowledge of local customs and laws in the 63 countries where it does business is invaluable as manufacturing and design are transferred from one location to another. For companies doing business in one geographic region, EM operates as a part of their community, with local staff who understand a country's or region's nuances able to access Avnet's vast global resources.


EM SALES GROWTH
IN BILLIONS
4.41
4.79
5.11
7.11
8.29
97
98
99
00
01

For suppliers, specialization means the EM teams supporting their products are knowledgeable about the latest technology and applications, making it easier to get information to customers. During the past two years, EM has taken a critical look at its line card. By reducing its number of suppliers, EM has eliminated unprofitable lines and is better able to deliver the highest value to a more limited group. EM expanded its global relationships with some suppliers in response to the requirements of global original equipment manufacturer (OEM) customers. In the race to get products to market first, customers and suppliers depend on EM to transfer accurate product knowledge to customers' designers quickly, ensuring design wins early in the product development process. Here, execution is the key to success, and EM is now positioned to execute even more effectively.

Spotlight on Services

The dramatic events impacting the global electronics supply chain in the second half of FY'01 created an unprecedented opportunity for EM in its services sphere. Massive inventory misalignments, especially in the telecommunications industry, have prompted companies to take sober looks at their supply chains. OEMs and electronics manufacturing service (EMS) providers are reducing the number of



electronics marketing

strategic suppliers with whom they do business, and are taking advantage of new efficiencies created by the Internet. The outsourcing trend continues to unfold, with OEMs handing over not only their manufacturing to EMS providers, but using alternative resources for engineering design and other services as well.

Consequently, services such as supply-chain management are imperative to success in the electronics industry. Analysts at Pittiglio, Rabin, Todd and McGrath report that companies best in class in this important metric save 3 to 4 percent of their total revenue compared to their competitors, a figure that directly impacts the bottom line.

Avnet Integrated Material Services (IMS), EM's supply-chain arm, has grown sales at an impressive 36.9 percent over the past five years. IMS has become a trusted part of the supply chains of more than 600 customers worldwide.

Avnet Design Services (ADS) has 15 design centers around the world from which to provide solutions for customers. ADS engineers, with an average of more than 15 years of experience, influence the bill of materials early in the product development process by focusing on firmware development, ASIC circuit designs and systems-level design services. OEMs are increasingly outsourcing certain aspects of their design process to speed overall product development, and ADS allows EM to capture this new business. Such service businesses are expected to improve Avnet's return on capital by generating higher margins with minimal working capital.

New supply-chain services – some adjuncts to our traditional distribution business, some standalone entities – will be formally launched early in FY'02, leveraging existing IT capabilities and strategic relationships. Creating services businesses

EM INTEGRATIONS

Atlas Services (Europe), EBV Elektronik and WBC
Germany-based, value-added semiconductor distributors EBV and WBC catapult EM to the No. 1 value-added distributor of electronic components in Europe. EBV, WBC and their logistics support group, Atlas Services, joined EM through the acquisition of Europe's VEBA Electronics Group of companies from E.ON AG.

Avnet Components Israel Ltd.
Avnet Israel, formed from the merger of Avnet-Gallium Co. Ltd. and RDT Technologies Ltd., both of Tel Aviv, makes EM the largest value-added electronic components distributor in Israel.

Sunrise Technology Limited
Avnet gains a firm foothold in the People's Republic of China through the acquisition of this electronic components distribution group serving domestic and multinational OEMs and contract manufacturers. Sunrise is the No. 1 or No. 2 distributor in the region for all its suppliers.

Kent Components
The North American IP&E device specialist makes Avnet the largest IP&E distributor in the Americas. Kent Components became part of the EM family through the acquisition of Kent Electronics Corporation.


AVNET

Electronics Marketing celebrates the grand opening of its 35,000 square foot sales, materials management and warehouse facility in Guadalajara, Mexico.



With a substantial investment in state-of-the-art technology, plus the experienced, dedicated and well-trained employees who know how to get the most out of it, the Electronics Marketing Logistics Center in Chandler, Arizona is a world-class ISO 9002 certified facility. EM is core competent in the storage, retrieval, value-add and shipping of electronic components.

HELPING CUSTOMERS MANAGE RISK

SOME COMPANIES IN THE SUPPLY CHAIN MANAGE RISK BETTER THAN OTHERS.

THE SEMICONDUCTOR SUPPLY CHAIN IS IMMENSELY COMPLEX DUE TO A HIGH LEVEL OF PRODUCT VARIABILITY, SHORT PRODUCT LIFE CYCLES AND DEMAND VARIABILITY. ACCORDING TO A STUDY COMPLETED THIS YEAR BY AMR RESEARCH, THERE IS CLEAR EVIDENCE THAT COLLABORATIVE INVENTORY MANAGEMENT CAN REDUCE INVENTORY EXPOSURE BY AS MUCH AS 30 PERCENT, WHILE REDUCING DOWNTIME RELATED TO SHORTAGES BY MORE THAN 75 PERCENT.

EM CUSTOMERS HAVE REPORTED THAT USE OF AVNET INTEGRATED MATERIAL SERVICES' (IMS) TOOLS AND TECHNIQUES HAVE HELPED THEM WEATHER THE STORM OF THE CURRENT INDUSTRY CYCLE. OVER THE PAST FIVE YEARS, IMS HAS GROWN AT A COMPOUND ANNUAL RATE OF 36.9 PERCENT.



that are not capital intensive, coupled with realigning the business by product, should also help EM accelerate earnings growth while improving return on capital employed.

Information Technology

Underlying and interconnecting EM's focused divisions is Avnet's extensive IT infrastructure. IT is to distribution what research and development are to manufacturing organizations: investments of strategic importance to the future. The electronics manufacturing world continues its migration to Web-based commerce, and EM has invested more than $100 million in IT initiatives over the last five years to solidify its industry leadership position. Counted among those investments are strategic alliances with Internet-based businesses that are creating service offerings set to launch early in FY'02. To provide global customers with an integrated IT platform, EM continues to deploy SAP 4.0 in EMEA and Asia, and will be moving to SAP 4.6 in its new services division.

Americas

EM's acquisition and organic growth caused market share gains in the U.S., Canada, Latin America and South America. In North America, EM's product-focused business division strategy was exemplified by the acquisition of Kent Electronics' specialized IP&E business, Kent Components. Combined with EM's existing IP&E business, the newly branded Avnet Kent was launched as FY'02 began, with Kent Electronics' former CEO, Larry Olson, as president.

electronics marketing

Phil Gallagher, an 18-year Avnet veteran and formerly EM's vice president of sales in North America, stepped up as president of EM Americas' semiconductor division, which includes the Avnet RF & Microwave and Cilicon™ semiconductor business units.

EM's strength in supply-chain services and RF and microwave technology helped it increase market share in all Canadian geographic regions. In the Latin American market, EM's established presence allowed for the stabilization and maturation of the business. In South America, EM almost tripled its business, achieving an impressive 280 percent growth rate.

EMEA

With the acquisition of EBV Elektronik, WBC and Atlas Services (Europe), EM became the No. 1 electronic components distributor in Europe. Sales reached $2.29 billion under the leadership of Axel Hartstang, former CEO of the EBV group and now president of EM EMEA.

As with Kent Components in the Americas, the European acquisitions prompted the creation of focused business divisions served internally by a common, integrated pan-European logistical backbone and industry leading supply-chain services. Germany-based EBV and WBC, which retained their respected brands, specialize in demand creation for select semiconductor suppliers. BFI-OPTILAS, based in France, markets RF and microwave devices, optoelectronic components, lasers, magnetics, sensors and other specialty products across Europe. Avnet Israel is the largest value-added components distributor in that country. Formally launched as FY'02 began, Silica™, a semiconductor division and Avnet Time®, an IP&E division, are based in the United Kingdom. In South Africa, Avnet Kopp continued its history of increased revenue performance. IMS Europe, a focused

RIDING THE NEXT E-MARKET WAVE

There is growing recognition that the key to collaboration is the convergence of business-to-business (B2B) communications with supply-chain management techniques, powered by accurate and reliable information. Even with the dot-com shakeout, there is still much interest and investment in business services, as expectations about the benefits of collaboration rise.

While Avnet Integrated Material Services (IMS) has experienced dramatic growth during the past five years, it currently serves only 600 of the tens of thousands of EM customers. The rest of EM's customer base is an untapped market for Internet-based, value-added services.

EM has proven expertise in Internet technology and supply-chain management, and already has deep, trusted, collaborative relationships with many key players in the electronics manufacturing supply chain. EM's innovative service offerings and its e-commerce alliances forged during the last few years ideally position it to ride the long-term business wave.



Electronics Marketing opened a Radio Frequency Design Services Lab and Asia Regional Programming Center, both Company firsts in Asia.



Engineers with Avnet Design Services help Electronics Marketing's customers develop and design communications-oriented embedded systems, extending their resource and knowledge base during the critical implementation phase so they can hit aggressive time-to-market requirements. Below is the Company's first design center in mainland China.

EM FY 2001
SALES BY REGION



ASIA
EMEA
AMERICAS

	$ BILLIONS	% OF EM'S SALES
AMERICAS	$5.53	66.7%
EMEA	$2.29	27.6%
ASIA	$0.47	5.7%

EM FY 2001
SALES BY PRODUCT



P&E
CONNECTORS
SEMICONDUCTORS

	$ BILLIONS	% OF EM'S SALES
SEMICONDUCTORS	$6.53	78.8%
CONNECTORS	$0.74	8.9%
PASSIVES AND ELECTROMECHANICAL DEVICES	$1.02	12.3%



service organization, provides supply-chain support for the EMEA region.

Asia

In Asia, EM has similarly evolved into a highly focused, responsive and customer-oriented organization centered on three geographic regions: Hong Kong and China; Taiwan; and a third region encompassing Southeast Asia, India, Australia, New Zealand and Korea. Harley Feldberg, formerly president of EM's product business groups in North America, is president of Avnet Asia. Each of the regions has its own sales, technical and product management teams dedicated exclusively to customers and suppliers in their local markets. By concentrating most of EM Asia's people and energies locally, the region can more effectively serve all major markets in Asia.

For the past two years, EM has focused on establishing a presence in the People's Republic of China (PRC), the world's fastest growing market for electronics. Although per capita usage rates are still low, the absolute size of China's market for telecommunications services and products is already among the largest in the world, according to the Center for Strategic International Studies. The rate of growth in China is exciting.

The acquisition of Sunrise Technology Limited brings EM an extremely successful business model with a focus on technical support, design-in capabilities, customer and supplier relationships, and logistics services. EM will build on that strategic resource. Sunrise operates 22 sales offices in the PRC through its



well-known brands, Sunrise and ChinaTronic, with the management teams of each remaining intact.

EM also continues to develop its relationship with ChinaECNet, established in FY'00, to help indigenous Chinese companies compete in the Internet-enabled manufacturing arena. EM's alliance with ChinaECNet positions it as a major provider of products, logistics and technical services to China's indigenous OEMs.

The Chinese market for wireless products will be extremely important for global electronics manufacturers. According to the research firm Strategies Unlimited, China has replaced Japan as the world's second largest cellular phone market, with approximately 75 million mobile subscribers in December 2000. Despite this explosive growth, mobile telephones in China have penetrated only 6 percent of the population. Avnet opened a Radio Frequency Design Services Lab in Singapore this year, placing EM in an ideal position to create demand for suppliers' wireless products and operating platforms, such as 802.11 and Bluetooth.

Looking Ahead

By finding and leveraging opportunities in the electronics manufacturing industry's total available market, EM will emerge from the current downturn well-positioned to deliver shareholder value. The combined strategy of examining every effort in terms of return on capital employed, creating product-specialized and focused business units, and developing businesses that generate services revenue not dependent on inventory creates the potential for better-than-ever performance.

EM Accolades

- Amphenol names Avnet Kent its Distributor of the Year.
- The Benelux unit of EM's Silica division receives Hitachi's Design Win of the Year Award for Europe.
- Agilent Technologies and Infineon Technologies name EBV Elektronik their European Distributor of the Year.
- BFi OPTiLAS receives Agilent Technologies' award for outstanding contributions to demand creation for its radio frequency and microwave devices.
- Murata Electronics designates Avnet RF & Microwave its North American Distributor of the Year.
- Fairchild Semiconductor gives its CRM Excellence Award to EBV Elektronik for outstanding customer relationship management in the electronics industry.
- Avnet Asia is named National Semiconductor's Top Performing Distributor in South Asia. Avnet Sunrise is named its Top Performing Distributor in Hong Kong/China.


AVNET
LTD.

Executives celebrate Avnet's acquisition of Sunrise Technology Limited. (left to right) Harley Feldberg, president, Avnet Asia; Brian Hilton, president, Avnet Electronics Marketing; C.T. Wong, founder and chairman, Sunrise; Raymond Tsang, CEO, Sunrise

building channels to market





computer marketing

Avnet Computer Marketing's (CM) specialized business models served the group well in FY'01, giving it an enviable degree of stability while many in the industry struggled to survive. In a year that ended in a severe sales downturn that hit the technology sector with particular force, CM continued to gain market share with its major suppliers. In up markets and down, CM has continued to prosper not only because of its focused selling models, but also due to its strong management team and its ability to execute.

"Our track record of building specialized divisions, combined with our focus on adding value to today's leading computer technologies, has put us in a leadership position in the marketplace and has enabled us to deliver measurable growth and profitability for Avnet and its shareholders."

—Andy Bryant

In a Down Market, CM Prospers

In the second year with president Andy Bryant at the helm, CM's model manifested itself in a record sales performance. Revenue climbed to approximately $2.85 billion – an increase of more than 33 percent over the previous fiscal year – while operating profit was up almost 50 percent.

CM started – and ended – FY'01 on the offensive with major acquisitions, each of which factored strongly in the Company's performance. CM's mission: Be the leader in information technology (IT) value-added distribution by building channels to market for its suppliers, by creating opportunities for its employees and by providing outstanding customer satisfaction.

CM goes to market through three focused divisions: Avnet Hall-Mark, Avnet Enterprise Solutions and Avnet Convergent Technologies. CM targets enterprise level end-user customers directly through its single-tier solutions integration channels, and indirectly via the value-added reseller (VAR) community through its two-tier value-added distribution channels.

Today's technology market is driven by e-business infrastructure requirements, the need for enhanced customer relationship management (CRM) and greater operational efficiencies. These market conditions have created an unsurpassed need for technology infrastructure, specifically UNIX and Intel-based servers, data storage, software and network solutions, and services – all designed to optimize IT performance. CM excels in delivering these complex solutions in a value-added environment.



Engineers install software, storage and networking products as part of the complex systems assembly process.



Engineers in the Computer Marketing Integrated Solutions Center in Chandler, Arizona carefully review customer build documentation.



Like the customer base it serves, CM is applying IT in innovative ways to reduce inventory, boost profit margins and manage cash. For CM's IT team, FY'01 was a watershed year, going live with an e-business platform that may be unique in the industry. CM quickly realized impressive returns on its IT investments, cutting sales process costs and forging stronger bonds with customers and suppliers.



CM SALES GROWTH
IN BILLIONS
1.16
1.50
1.69
2.14
2.85
97
98
99
00
01

Avnet Hall-Mark (North America)

For Avnet Hall-Mark, a value-added distributor of enterprise servers, storage solutions, software and services, FY'01 was a record year. The productivity gains resulting from its new IT infrastructure, the increased efficiencies of its support teams, the business synergies following the successful integration of the Savoir Technology Group, Inc., and a 40 percent-plus sales growth added up to an operating profit that more than doubled year over year. In spite of the weakening demand in the third and fourth quarters, the division held the No. 1 or No. 2 market share position with Compaq, HP, IBM and Oracle. Sales of Intel Architecture servers, manufactured by CM's three major hardware vendors, also continued their upward spiral as a result of Avnet Hall-Mark's marketing efforts and specialized integration capabilities. In addition, Avnet was the first distributor ever engaged by EMC, a market leader in enterprise storage solutions.

Led by 18-year Company veteran and division president Rick Hamada, Avnet Hall-Mark continues to provide the value-added services resellers need to succeed and profitably grow their businesses. For its suppliers, the division continues to be a competitive offensive weapon in their battle to gain market share.

Innovation with its suppliers has been central to Avnet Hall-Mark's success. In one of the most significant tests of its value to date, the division successfully participated in an extensive audit of its supply-chain efficiencies conducted by

Hewlett-Packard (HP) over its entire distribution channel. As a result, Avnet Hall-Mark was selected by HP as one of only two mid-range channel partners. As part of this groundbreaking initiative, the value-added services the division once provided as adjuncts to its HP hardware sales have been unbundled and are now sold separately for a fee. This has transformed the relationship, with Avnet Hall-Mark in an outsourcing role for such services as demand management and technical help-desk support to HP's VARs. Beyond changing Avnet Hall-Mark's role with HP, this new structure proved the viability of an entirely new model for marketing and selling high-margin services – one that has sweeping implications across the CM organization with all suppliers and customers.

Avnet Enterprise Solutions (North America)

Focusing on Fortune 1000 end-user businesses, in a single-tier model, the Avnet Enterprise Solutions Division (ESD) fine-tuned and simplified its go-to-market strategy in FY'01, closing the year with revenues approaching $900 million. That achievement marked a successful send-off for former division president Brian Armstrong, who joined the Electronics Marketing team as FY'02 began. He is succeeded by Mark Zerbe, formerly president of Kent Datacomm.

Organizations must know about their customers, and they must be able to access and manage that information effectively. Enterprise customers clearly understand the benefits ESD offers as an IT infrastructure architect helping organizations solve problems and serve their customers more productively. ESD focuses on data center operations driving customer service and organizational efficiency. The solutions ESD sells – servers, data storage and leading business applications – simplify these operations. With the acquisition of Kent Datacomm, ESD adds an exciting new relationship with Cisco Systems, substantially strengthening the division's networking solutions and adding value to its overall IT solution. The professional services ESD offers simplify the acquisition and

CM Integrations

Savoir Technology Group, Inc.
The largest acquisition in CM's history makes CM the No. 1 value-added distributor of IBM mid-range computing products in the world.

RKE Systems
This European company gives CM an advantage in the open storage solutions and Compaq server arenas, and plays a key role in the continued growth of its European business. RKE Systems joined CM through the acquisition of Europe's VEBA Electronics Group of companies from E.ON AG.

Kent Datacomm
Significantly strengthens CM's networking solutions services practice, adding a valuable new relationship with Cisco Systems. Kent Datacomm became part of the CM family through the acquisition of Kent Electronics Corporation.



An Avnet Enterprise Solutions project engineer upgrades a customer's network infrastructure.

A Computer Marketing technician audits server design for total quality management purposes before shipping to one of CM's global customers.

CM Integration Facilities

CM's focus on customer satisfaction drives innovation. In FY'01, the Product Integration Center and value-added integration facility ramped up their operations to five days a week, 24 hours a day, increasing manufacturing capacity by 20 percent and reducing lead time from seven or eight days to four or five.

CM FY 2001
SALES BY PRODUCT


SERVICES
SOFTWARE
HARDWARE
$ MILLIONS
% OF CM'S SALES
HARDWARE $ 2,347.3 82.2%
SOFTWARE $ 317.0 11.1%
SERVICES $ 191.3 6.7%



use of these solutions, in many cases substantially reducing the associated costs.

Avnet Convergent Technologies

A two-tier distributor to North American VARs, Avnet Convergent Technologies (ACT) is a leading provider of networking, mobile computing, wireless and point-of-sale products and services. ACT serves as a single point of contact for these convergent technologies and for a wide range of pre- and post-sale services, from site surveys for network layouts to load testing and installations, as well as VAR and end-user training.

Solutions developed by ACT are growing in demand in the healthcare and retail sectors, where they can provide enhanced inventory management, help track customers' buying habits and automate warehouse operations. ACT is led by Ned Kelly, senior vice president and 23-year Avnet veteran. He also heads CM's Asia/Pacific operations.

Europe

Avnet Hall-Mark Europe posted sales in excess of $100 million in each of the second, third and fourth quarters, driving total sales up 57 percent for the year. Within the division, Avnet Germany increased its Compaq business six-fold and more than doubled its total revenues. The division remains the No. 1 distributor for IBM in Europe; No. 1 for HP, Sun Microsystems and EMC in Italy; and No. 1 for IBM/Lotus software in the United Kingdom.

Under the direction of CM Europe president George Smith, a 23-year Avnet veteran, Avnet Hall-Mark Europe also enjoyed major enhancements in operating computer marketing

CM Accolades

- CM boasts two winners of the 2001 IBM Beacon Awards, recognizing those who create customized e-business solutions to help organizations operate smarter and more efficiently. The Avnet Enterprise Solutions division is honored for creating the "Best Managing Technology Solution." The Avnet Hall-Mark division is named a "Rising Star."
- In tandem with the Applied Computing operating group, Computer Marketing ranks 3rd in *VARBusiness* magazine's 2001 list of "The Distribution Top 25" based on wholesale revenues.
- For the sixth consecutive year, Avnet Hall-Mark receives the prestigious IBM Distributor Leadership Award, demonstrating a continued commitment to customer service excellence.

efficiency. Inventory levels, for example, were reduced substantially from their January peak. Improvements in credit collection translated to a working capital reduction of $22 million from the third to the fourth quarter of the fiscal year. On a year-over-year basis, accounts receivable declined from 42 percent of sales in FY'00 to just 25 percent in FY'01, and inventory fell from 12 percent of sales to 9 percent.

Australia

CM continued to gain momentum in Australia. In FY'01, Avnet Hall-Mark was named the exclusive two-tier distributor of IBM AS/400 and RS/6000 systems and storage software on the continent, and continued to be a market leader with Enterasys Networks. ESD remained the No. 1 provider of Compaq solutions in Australia, and through its relationship with IBM, became the country's sole reseller of J.D. Edwards enterprise resource planning solutions. Armed with a total hardware and software solution, ESD has access to J.D. Edwards' entire Australian installed customer base, as well as New Zealand's.

Looking Ahead

CM has demonstrated a history of leading change rather than reacting to it, recognizing that change must be effective in order to bring strong results. In FY'01, CM posted four consecutive quarters of positive year-over-year operating profit growth, consistently placing itself in the top end of its peer group. CM has proven its ability to convert change into success. That success will be the continued goal into FY'02 and beyond. The focus will be on effective cash management, while generating higher margins, with an expected result of increased operating profits. CM's strategy continues to be the provision of world-class IT infrastructure solutions that successful, growing companies demand, while concurrently increasing its higher-margin, fee-for-services business.



Computer Marketing technicians audit a rack-mounted server for quality control purposes.


market



applied computing

"Our strategy for FY'02 is to drive return on working capital while developing new product line relationships that complement our existing strategic suppliers. At the same time, we never lose sight of our ultimate goal of helping customers get to market first, by providing design support and prototype development as well as assembly expertise and supply-chain services."

—Ed Kamins

Applied Computing (AC) represents another highly successful evolution of Avnet's basic distribution business model, with FY'01 revenues of $1.67 billion. Led by president Ed Kamins since its 1999 inception, this newest of Avnet's operating groups was crafted from segments of Electronics Marketing and Computer Marketing.

AC uses commercially available computing technologies to build more highly integrated systems for its customers. AC also adds sophisticated technology marketing to such products as platforms and servers, boards and modules, mass storage, peripherals, microprocessors, flat panel displays, networking and software products, and embedded operating systems. Its related services include engineering assistance, supply-chain management, financing, physical distribution and integration of subsystem and end products.

AC helps squeeze time from product development cycles, an all-important goal for its customers. This market segment is in line for explosive growth. AC, with its focused line card and specialized, knowledgeable engineering staff, is well-positioned to capture much of it. As is true for other Avnet segments, AC's well-crafted strategic planning during the past few years is now paying off.

The group comprises three divisions focusing on different industry segments within the original equipment manufacturer (OEM) system- and subsystem-level components markets. Applied Computing Solutions (ACS) focuses on integrated solutions and services for OEMs. Applied Computing Components (ACC) serves system builders and integrators with high performance processors and memory modules. Applied Computing Enabling Technologies (ACET), new this year, focuses on the market for storage and other computing technologies in North America and Europe.

AC came of age this year, establishing a global infrastructure and opening its own global headquarters in Phoenix, Arizona. The 120,000 square foot facility offers more manufacturing and systems integration space, and houses a state-of-the-art distribution warehouse center, lab and technology center. As FY'02 began, AC received ISO 9001:2000 certification for its North American operations, obtaining the most comprehensive level of certification available.



An Applied Computing technician puts the final touches on a flat panel display solution.


AVNET

Applied Computing celebrated its second calendar year of operations by hosting an August 1, 2001 grand opening of its new global headquarters in Phoenix, Arizona. The 120,000 square foot facility increases AC's manufacturing space and serves as the home of its technology showcase, lab, integration center and distribution warehouse.



Global Expansion

Originally consisting of only three business units – ACC in North America, ACC in Europe and ACS in North America – the group has expanded rapidly into other areas of the world. An ACC unit was launched in Asia, and will be expanded in FY'02. In Europe, AC completed the successful integration of RKE Systems. The RKE business is complementary to AC's European business strategy and brings critical mass to strengthen and grow the disk drive and other businesses involving computer peripheral products. The RKE Systems branded businesses were combined to become an AC European business unit, which was renamed Applied Computing Enabling Technologies (ACET).

Earlier this year, ACS units were launched in Europe and Asia, further enhancing the group's strategic positioning in the global marketplace. Acquisition investments made in previous years are now yielding tangible benefits. These resources enable worldwide growth and expansion, and establish AC as a global partner to its suppliers and OEM customers as they race to bring their products to market.

AC FY 2001
SALES BY DIVISION


ACS
ACET
ACC

	$ MILLIONS	% OF AC'S SALES
APPLIED COMPUTING ENABLING TECHNOLOGIES	$697.4	41.7%
APPLIED COMPUTING COMPONENTS	$564.9	33.8%
APPLIED COMPUTING SOLUTIONS	$409.5	24.5%

Launch of Internet Portal

AC continues to leverage the tremendous information technology (IT) capabilities of Avnet for the benefit of its customers. One of the most powerful tools the group developed is Avnet FasTrac™, which premiered in September 2000. Avnet FasTrac was launched to provide the design community a "living" Internet portal that brings together a number of separate resources relied upon by engineers every day. It performs productivity-enhancing tasks allowing customers and suppliers to obtain project updates and manage their relationship with their AC sales team.

AC Integrations

RKE Systems
This European company strengthens and helps grow AC's disk drive and other computer peripheral products businesses. RKE Systems joined AC through the acquisition of Europe's VEBA Electronics Group of companies from E.ON AG.

Savoir Technology Group, Inc.
Savoir's storage products sector boosts AC's market share with the IBM Technology Group, while its integration business broadens AC's customer base and strengthens the bottom line.

Avnet FasTrac is a secure Web portal, providing access to critical information 24 hours a day, seven days a week. For example, Avnet FasTrac regularly sweeps supplier Web sites for the most recent product specifications, then downloads local copies for easy reference. It provides proactive end-of-life notification, bill of materials tracking, order tracking, return materials authorizations tracking and history, and on-line shopping. Avnet FasTrac is interactive, with an "Ask the Expert" page answered by AC engineers, with opportunities for live design chat sessions archived for later reference.

Based on the unique needs of the applied computing industry, Avnet FasTrac's goal is to streamline the data gathering process by providing valuable tools for everyone involved in getting the product to the ultimate end customer. Registered users receive customized, business-related information that can be used to manage the supply chain and improve communication. By offering an e-commerce portal that helps integrate the product development cycle, AC puts itself right in the middle of its customers' work processes and becomes an indispensible tool for getting products to market faster.

Hands-on Labs and Technology Centers

At the heart of the value AC adds to manufacturers' products are the technology prototype labs and technology showcases opened during FY'01. These hands-on facilities offer tremendous value by allowing customers' engineers to leverage the vast experience and up-to-date product knowledge of AC's engineering staff.

The first prototype lab officially opened in December 2000 at the AC Phoenix, Arizona, headquarters. A second lab opened in Peabody, Massachusetts, the following month. Both consist of functional workspaces enabling access to



Customer representatives review the latest embedded computing technology at the grand opening of the Peabody, Massachusetts, technology showcase.



Applied Computing's technology showcases provide working reference designs to help original equipment manufacturers get their products to market first.



extensive databases with current reference design and failure analysis information.



ORIGINALLY LAUNCHED IN EARLY FY'01 AND THEN UPDATED IN EARLY FY'02, AVNET FASTRAC™ IS A SECURE WEB PORTAL THAT PROVIDES CUSTOMERS A SEAMLESS, INTEGRATED FLOW OF INFORMATION THROUGHOUT AC'S "FIRST TO MARKET" PROCESS.

The labs allow AC engineers to work in collaboration with customers to integrate board-level systems around industry standard, embedded computing products. Using customers' intellectual property, which includes product interfaces and software, AC engineers build computing equipment for devices such as blood analyzers, telecommunication systems, automated teller machines, point-of-sale systems and film editing equipment. Once a prototype is completed in the lab, the design is transferred to one of two AC Integration Centers in Phoenix, Arizona, or Nettetal, Germany, where they are ramped to volume production.

AC opened its first state-of-the-art technology showcase early in FY'01, developed in partnership with leading suppliers like IBM, Intel, Microsoft and Motorola to demonstrate how cutting-edge products like flat-panel displays and single board computers relate to one another in real-world applications. This hands-on approach allows customers to study the methods AC designers use to integrate several manufacturers' products into vertical-market applications. It also shows them how they can remove time-intensive testing cycles from their own design cycles by demonstrating the performance of actual applications. Another technology showcase opened in Peabody, Massachusetts as FY'02 began, and more are planned for Europe.



applied computing

AC Accolades

- For the second year, AC is named Pan-American Distributor of the Year by the Motorola Computer Group for its technical ability and overall focus and support, as well as excellent sales performance and asset management
- Applied Computing Solutions in Europe receives the Pan-European Distributor of the Year award from the Motorola Computer Group
- Applied Computing Solutions in Europe wins SanDisk's Distributor of the Year award
- Applied Computing Enabling Technologies in Europe earns Maxtor's Distributor of the Year Award.

Looking Ahead

AC has the largest market share for seven of nine strategic product lines in the markets it serves. In FY'02, AC will continue to invest in resources to enhance its position as a leading technology marketing provider to OEMs using computing technologies. AC has made tremendous progress in its short history by offering customers a wide range of product development services. By engaging and collaborating with customers early in the design process, AC develops timely, cost-effective solutions that reduce costs and time to market. AC will continue executing strategies aimed at serving customers' design support and rapid prototyping needs.

The new year for AC will be marked by two events: the expansion of its business model globally and the establishment of a services business that further positions AC to add value for its customers and suppliers. In FY'01, AC expanded into Europe, and plans to target the tremendous growth opportunities in Asia in FY'02. AC's services strategy will include the expansion of the Avnet FasTrac Web portal to all customers and all markets and further developing AC's rich portfolio of services through establishment of its newest business unit, Avnet FasTrac Services.



Engineers perform final tests at the Applied Computing Integration Center in Nettetal, Germany.

board of directors *Left to right*

















Roy Vallee — 1991
Chairman and CEO,
Avnet, Inc.

Gary L. Tooker — 2000
Chairman of the Board,
Motorola, Inc. (Ret.)

J. Veronica Biggins — 1997
Senior Partner, Heidrick & Struggles, International; Formerly Assistant to President Clinton and Director of Presidential Personnel

Lawrence W. Clarkson — 1998
Senior Vice President,
The Boeing Company (Ret.)

Ehud Houminer — 1993
Professor and Executive in Residence, Columbia Business School, Columbia University

James A. Lawrence — 1999
Executive Vice President and Chief Financial Officer,
General Mills, Inc.

Salvatore J. Nuzzo — 1982
Chairman and CEO,
Datron, Inc.;
Chairman, Marine Mechanical Corp.

Ray M. Robinson — 2000
President, AT&T
Southern Region

Eleanor Baum — 1994
Dean, School of Engineering,
The Cooper Union, New York

Frederic Salerno — 1993
Vice Chairman and Chief Financial Officer, Verizon Communications

officers

Brian Armstrong
Vice President

David Birk*
Sr. Vice President,
Secretary and General Counsel

Robert Brown
Vice President

Andrew Bryant*
Sr. Vice President

John Carfora
Vice President

Steven Church*
Sr. Vice President

John Clark
Vice President

John Cole
Controller

Ross Crane
Vice President

Marianne Culver
Vice President

Harley Feldberg
Vice President

Gregory Frazier
Vice President

Philip Gallagher
Vice President

Rob Hagen
Vice President

Richard Hamada
Vice President

Lori Hartman
Vice President

Axel Harstang
Vice President

Brian Hilton*
Sr. Vice President

John Hovis
Vice President

Patrick Jewett
Sr. Vice President

Steven John
Vice President

Edward Kamins*
Sr. Vice President

Allen Maag*
Vice President

Barbara Martensen
Vice President

Josiah Napua
Vice President

Lawrence Olson
Vice President

Raymond Sadowski*
Sr. Vice President,
Chief Financial Officer and Asst. Secretary

James Short
Vice President

Charles Smith
Vice President

George Smith
Vice President

Donald Sweet
Vice President

Roy Vallee*
Chairman and CEO

Patrick Zammit
Vice President

Robert Zierk
Vice President

NON-OFFICER MEMBERS OF THE AVNET MANAGEMENT BOARD:

Jean Fribourg

Andrew MacFarlane

Kevin McGarity

Richard Ward

**Avnet Management Board members*

Management's Discussion and Analysis of Financial Condition and Results of Operations

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements, including the related notes, and other information appearing elsewhere in this Report. Reference herein to any particular year or quarter generally refers to the Company's fiscal year periods.

On June 8, 2001, Avnet completed its acquisition of Kent Electronics Corporation ("Kent") following approval of the Amended and Restated Merger Agreement and Plan of Merger dated as of March 21, 2001 (the "Merger Agreement") by Avnet and Kent shareholders on June 6, 2001. Pursuant to the Merger Agreement, Kent was merged into Avnet and its separate existence ceased. Kent shareholders received 0.87 of a share of Avnet common stock for each share of Kent common stock held, with cash paid in lieu of any fractional shares based on $25.84 per Avnet share. Avnet issued approximately 25.3 million shares of its common stock to Kent shareholders and an additional 1.7 million shares have been reserved for issuance upon the exercise of outstanding warrants and stock options assumed in the transaction.

The accompanying consolidated financial statements and notes related to years prior to fiscal year 2001 have been restated to reflect the acquisition of Kent, which has been accounted for as a "pooling-of-interests." The periods combined are more fully discussed in Note 2 to the Consolidated Financial Statements. The combination does not give effect to the potentially significant synergies that the Company expects to realize from the combined operations beginning in 2002. As discussed later in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and in the notes to the Consolidated Financial Statements, the Company recorded a one-time charge in the fourth quarter of 2001, a significant portion of which resulted from the Kent acquisition being accounted for as a "pooling-of-interests."

The Company currently consists of three major operating groups, Electronics Marketing ("EM"), Computer Marketing ("CM") and Avnet Applied Computing ("AAC"). EM focuses on the global distribution of and value-added services associated with electronic components. CM focuses on the distribution of middle- to high-end value-added computer products and related services. AAC, which was created by combining certain segments from EM's and CM's operations, provides the latest technologies such as microprocessors to system integrators and manufacturers of general purpose computers, and provides design, integration, marketing and financing to developers of application-specific computer solutions. AAC began operating in the Americas effective as of the beginning of the second quarter of 2000, in Europe effective as of the beginning of the third quarter of 2000 and in Asia effective as of the beginning of 2001. The results for AAC before it began operating separately are included in EM and CM as the results of the operating groups have not been restated. In addition, the results for the current and prior years include acquisitions completed by the Company during the last few years, which significantly affect the comparative financial results discussed below. These acquisitions, which affected each of the Company's operating groups, are discussed below in the "Acquisitions" section of this MD&A.

On August 31, 2000, the Company's Board of Directors declared a two-for-one stock split to be effected in the form of a stock dividend (the "Stock Split"). The additional common stock was distributed on September 28, 2000 to shareholders of record on September 18, 2000. All references in this MD&A, and elsewhere in this Report, to the number of shares, per share amounts and market prices of the Company's common stock prior to September 28, 2000 have been restated to reflect the Stock Split and the resulting increased number of shares outstanding.

RESULTS OF OPERATIONS

The results of operations for 2001 discussed below reflect dramatically different results during the first half of the year as compared with the second half. The results for the first half of 2001 reflected the strong rebound in the electronic component distribution industry, which began to positively impact the Company's results during the later part of the second quarter of 2000 following the longest cyclical downtrend in the industry's history. The results for the second half of 2001 were negatively affected by the quickest and sharpest downturn ever experienced in the electronic components industry as well as by the general slowdown in the global economic environment. Consequently, although many of the metrics for the year compare somewhat favorably to prior years, the results are disappointing as the Company's consolidated fourth quarter 2001 sales and net income from continuing operations before special charges were down 14% and 92%, respectively, as compared with the fourth quarter of 2000 and down 27% and 92%, respectively, as compared with the third quarter of 2001.

In addition, management believes the current economic downturn will continue to negatively affect the Company's sales and earnings.

SALES

Consolidated sales in 2001 were a record $12.814 billion, up 29% as compared with $9.915 billion in 2000. A significant portion of the increase in consolidated sales, as well as the increase in sales for each of the operating groups, was due to the acquisitions described in this MD&A. EM's sales, which represented 64.7% of consolidated sales, were a record $8.287 billion, up 17% as compared with sales of $7.105 billion in 2000. EM's sales by region were as follows: EM Americas' sales in 2001 were $5.529 billion, up 7% as compared with $5.161 billion in 2000; EM EMEA's sales in 2001 were $2.289 billion, up 48% as compared with $1.545 billion in 2000; and EM Asia's sales in 2001 were $469 million, up 18% as compared with $399 million in 2000. CM's sales, which represented 22.3% of consolidated sales, were $2.856 billion in 2001, up 33% as compared with sales of $2.139 billion in 2000. AAC's sales, which represented 13.0% of consolidated sales, were $1.672 billion in 2001, up 149% as compared with $670 million in 2000.

Consolidated sales were $9.915 billion in 2000, up 46% as compared with sales of $6.806 billion in 1999. A significant portion of the increase in sales was due to growth within the Kent business and the acquisitions completed in 2000. EM's sales, which represent 71.6% of consolidated sales, were a then record $7.105 billion in 2000, up 39% as compared with sales of $5.113 billion in 1999. This increase in sales was due primarily to the impact of acquisitions and the strengthening of business conditions in the electronics component distribution market. By region, EM Americas' sales in 2000 of $5.161 billion were up 37% as compared with the prior year, while EM EMEA's 2000 sales were up over 37% and EM Asia's sales were up approximately 82% as compared with 1999. CM's sales, which represented 21.6% of consolidated sales, were $2.139 billion in 2000, up more than 26% as compared with 1999 sales of $1.692 billion. Avnet's newly formed group, AAC, recorded sales of $670 million in 2000, or 6.8% of consolidated sales. In addition, EM's and CM's sales for 2000 as indicated above include $368 million of AAC sales recorded prior to the period when AAC was separated into a separate group, making AAC's global sales approximately $1.038 billion on a pro forma basis for 2000. Consolidated sales benefited from the extra week of operations in 1999 as compared with 2000 and 2001 due to the Company's "52/53 week" fiscal calendar. See Note 1 to the Consolidated Financial Statements appearing elsewhere in this Report.

UNUSUAL ITEMS

As described below, the Company has recorded a number of special charges during the last three fiscal years. These charges relate primarily to the reorganization of EM's operations in each of the three major regions of the world in which it operates, the integration of newly acquired businesses and other non-recurring items. Management expects that the Company's future results of operations will benefit from the expected cost savings resulting from these reorganizations and integrations of new businesses, and that the impact on liquidity and sources and uses of capital will not be material.

In the fourth quarter of 2001, the Company recorded a special charge in connection with the acquisition and integration of Kent and for costs related to actions taken in response to current business conditions and other restructuring activity. The charge amounted to $327.5 million pre-tax ($80.6 million included in cost of sales and $246.9 million included in operating expenses) and $236.7 million after-tax, or $2.01 per share on a diluted basis for the fourth quarter ($1.99 per share for the year). Of the total charge of $327.5 million, approximately $145.2 million requires an outflow of cash, of which approximately $85.2 million had been expended at June 29, 2001, and the balance represents non-cash adjustments. The unusually large impact on income taxes related to the special charge is due primarily to the non-deductibility of certain acquisition-related costs and the impact of tax rates in foreign jurisdictions.

Approximately $157.3 million of the pre-tax charge resulted from the acquisition of Kent having been accounted for using the "pooling-of-interests" method. Under this method, items that normally would have been reflected as goodwill if the "purchase" method of accounting had been used were reported in Avnet's income statement as part of the special charge. These items consist of costs incurred in completing the acquisition, including significant change-in-control and other executive benefit-related payments made as a result of the acquisition ($68.3 million), professional fees for investment banking, legal and accounting services rendered to both Avnet and Kent ($10.7 million), as well as adjustments to the assets acquired and liabilities assumed ($78.3 million). The adjustments to the assets acquired and liabilities assumed include accruals for severance, inventory reserves related to termination of non-strategic product lines, write-downs associated with the disposal of fixed assets, lease terminations and other items.

The balance of the charge recorded in the fourth quarter of 2001, amounting to approximately $170.2 million, relates to a number of actions taken to cope with current market conditions and to strengthen Avnet's operations. These actions include cost reductions associated with the restructuring of the Company's businesses, the integration of recent acquisitions, as well as important cost-cutting actions taken in response to current business conditions. These special charges fall into a number of categories including severance, inventory reserves related to terminations of non-strategic product lines, inventory valuation adjustments for special inventory purchases to meet customer requirements which are in excess of what is anticipated to be sold or returned, write-downs associated with the disposal of fixed assets, lease terminations, adjustments to the book value of investments in unconsolidated entities and other items.

During 2000, the Company recorded $49.0 million pre-tax ($37.2 million included in operating expenses and $11.8 million included in cost of sales), $30.4 million after-tax and $0.28 per share on a diluted basis of incremental special charges associated with (1) the integration of acquired businesses into the Company as described below ($31.7 million), (2) the reorganization of EM's European operations ($9.2 million), consisting primarily of costs related to the centralization of warehousing operations, (3) the reorganization of EM Asian operations ($5.4 million) and (4) costs incurred in the second quarter in connection with its lawsuit against Wyle Laboratories, Inc. and certain individuals ($2.7 million). Of the $49.0 million pre-tax charge, $29.9 million required the use of cash, substantially all of which had been utilized at June 29, 2001.

The charges in 2000 associated with the integration of acquired businesses included the integration of Marshall Industries into the Company's North American EM and AAC operations ($18.4 million), the integration of JBA Computer Solutions into CM North America ($3.2 million) and the integration of Eurotronics B.V. (SEI) and the SEI Macro Group into EM EMEA ($10.1 million). The charges related to the reorganization of EM Asia are comprised of severance, inventory reserves required related to supplier terminations, real property lease terminations, employee and facility relocation costs, write-downs associated with the disposal of fixed assets, special incentive payments and other items.

The charges related to the reorganization of EM's European operations consisted primarily of costs related to the centralization of warehousing operations into the Company's new facility in Tongeren, Belgium. These charges were for severance, adjustment of the carrying value of fixed assets, real property lease terminations, duplicate employee and property related costs and other items.

The costs incurred pertaining to the Wyle lawsuit, in which the Company was the plaintiff, related to legal and professional fees associated with the trial of the case, which commenced in September 1999. On February 4, 2000, a jury in Tampa, Florida returned a verdict in the case absolving the defendants of any liability. Subsequently, the parties agreed to settle the case by dismissing all claims and appeals with prejudice and with each side bearing its own costs and expenses.

During 1999, the Company recorded special items which positively impacted income from continuing operations before income taxes, net income from continuing operations and diluted earnings per share by $183.0 million, $64.0 million and $0.64, respectively. These special items consisted of the gain on the sale of the Company's former Allied Electronics subsidiary ($252.3 million) on July 2, 1999, the last day of fiscal 1999, offset somewhat by charges recorded in connection with the disposition of the Avnet Setron catalog operation in Germany ($42.8 million) and the reorganization of EM EMEA ($26.5 million). Most of the charges related to the disposition of Avnet Setron involved the non-cash write-off of goodwill and the write-down of inventory on product lines not typically sold by EM's core businesses. The Company sold Avnet Setron in February 2000 for an amount approximately equal to its written down value.

The 1999 charges related to the reorganization of EM are associated principally with EM's European operations and included severance, inventory reserves required related to supplier terminations and other items. The charge related to the reorganization of EM also included some incremental costs associated with the completion of the reorganization of EM Americas, most of the costs for which were recorded in the fourth quarter of 1998. These costs included primarily employee relocation and special incentive payments as well as some additional severance costs.

Of the $183.0 million pre-tax gain related to the special items recorded in 1999, charges of $56.1 million are included in operating expenses ($21.8 million required the use of cash) and $13.1 million are included in cost of sales (all of which represented a non-cash charge), and the $252.3 million pre-tax gain on the sale of Allied Electronics is shown separately in the Company's Consolidated Statement of Income. The unusually large impact on taxes was a result of the elimination of goodwill attributable to the Allied and Setron businesses for which no tax benefit was available.

OPERATING INCOME

Consolidated gross profit margins, before special charges, were 15.2% in 2001 as compared with 14.7% and 15.6% in 2000 and 1999, respectively. The gross profit margin in 2001 reversed a downward trend in the prior few years which was due primarily to the competitive environment in the electronic distribution marketplace as a result of the global industry cyclical downtrend as well as the effect of increased sales of computer products (including microprocessors, DRAMS, disk drives, etc.) which have lower gross profit margins than other products in the Company's product lines. After reaching a low point of approximately 14.4% in the second quarter of 2000, consolidated gross profit margins, before special charges, began increasing and reached 15.5% in the fourth quarter of 2001. This increase through roughly the second quarter of 2001 was primarily a result of the rebound in the electronics distribution industry from the longest cyclical downtrend in its history. However, the increase in gross profit margins during the second half of 2001 was due primarily to a decline in sales to large customers who had previously been afforded better pricing due to their significant sales volume.

Although operating expenses, before special charges, in absolute dollars were sequentially higher during the last three years, they fell to 10.7% and 10.5% as a percentage of sales during 2001 and 2000, respectively, as compared with 11.9% in 1999. The Company's operating expenses, before special charges, as a percentage of sales for the entire 2000 year reached a record low of 10.5% due in part to the Company's highly successful integration of Marshall Industries into its EM Americas' operations. The impact of the synergy benefits was more evident in the first and second quarters of 2001 and the fourth quarter of 2000 as operating expenses as a percentage of sales fell to a record low of 9.7% in those quarters.

The combination of improving industry conditions and the synergy benefits derived from recent acquisitions resulted in a fourth quarter 2000 operating income margin before special charges of 5.2%, the first time operating income margins had exceeded 5.0% since the third quarter of 1998. This was followed by two subsequent quarters of operating income margins above 5.0% (5.6% and 5.3% in the first and second quarters of 2001, respectively). Thereafter, the negative business environment began to impact operating income margins which fell to 4.7% and 2.0% (before special charges), respectively, in the third and fourth quarters of 2001. Operating income, before special charges, of $581.2 million in 2001 represented 4.5% of sales, as compared with $417.0 million, or 4.2% of sales, in 2000 and $251.7 million, or 3.7% of sales, in 1999.

INTEREST EXPENSE, INCOME TAXES AND NET INCOME

Interest expense was $191.9 million in 2001 as compared with $94.8 million in 2000 and $62.6 million in 1999. The significant increase in interest expense during the last few years was due primarily to increased borrowings to fund the Company's acquisition program and the additional working capital requirements to support the growth in business. This included approximately $893.7 million and $1.35 billion, respectively, for working capital and acquisitions, net of cash received from dispositions of businesses during 2000 and 2001. Interest expense in 2000 was also impacted by increased interest rates as a result of the Federal Reserve's actions to increase short-term rates and the Company's decision to issue, in February 2000, $360.0 million of 7 7/8% Notes due 2005.

The Company's effective income tax rate for 2001, including special charges, was 99.9% as compared with 42.7% in 2000. This increase was due primarily to the impact of non-deductible costs related to the acquisition of Kent and the impact of tax rates in foreign jurisdictions.

As a result of the factors described above, consolidated income from continuing operations before special charges in 2001 was $236.8 million, or $1.99 per share on a diluted basis, as compared with $193.0 million, or $1.78 per share on a diluted basis, in 2000 and $116.4 million, or $1.22 per share on a diluted basis, in 1999. Including the special charges referred to above, income from continuing operations in 2001 was $97 thousand as compared with income from continuing operations of $162.6 million, or $1.50 per share on a diluted basis, in 2000 and $180.3 million, or $1.86 per share on a diluted basis, in 1999. Income from continuing operations before special charges as a percentage of sales was 1.8% in 2001 as compared with 1.9% and 1.7% in 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Over the last three years, cash generated from income from continuing operations before depreciation, amortization, deferred taxes, cash payments related to the acquisition of Kent (included in cash used for acquisitions in the Statement of Cash Flows), the pre-tax gain on the disposition of Allied Electronics and other non-cash items (including the non-cash portion of special charges) amounted to $638.0 million. During that period, $848.3 million was used for working capital (excluding cash), resulting in $210.3 million of net cash flows used for operations. In addition, $333.3 million, net, was needed for other normal business operations including purchases of property, plant and equipment ($297.0 million) and dividends ($72.3 million), offset by cash generated from other items ($36.0 million). This resulted in $543.6 million being used for normal business operations. During that three-year period, the Company also used $1.117 billion, net, for the repurchase of its common stock ($70.1 million), the net cash used for acquisitions of operations in excess of the cash provided from dispositions ($1.012 billion) and net cash used for discontinued operations ($35.2 million). This overall use of cash of $1.661 billion was financed by a net increase in debt ($1.162 billion), the proceeds from the asset securitization program ($350.0 million) and the utilization of available cash ($148.8 million).

In 2001, the Company generated $336.3 million from income before depreciation, amortization, deferred taxes, cash payments related to the acquisition of Kent (included in cash used for acquisitions in the Statement of Cash Flows) and other non-cash items (including the non-cash portion of special charges). This was offset by $150.1 million of cash used for working capital (excluding cash), resulting in $186.2 million of net cash flows provided from operations. In addition, the Company used $149.4 million for other normal business operations including purchases of property, plant and equipment ($125.4 million) and dividends ($27.4 million), offset by cash generated from other items ($3.4 million). This resulted in $36.8 million being generated from normal business operations. The Company also used $660.5 million for acquisitions, net of cash received from dispositions, and the net cash used for discontinued operations. This overall use of cash of $623.7 million was financed by a $119.2 million net increase in debt, $350.0 million of proceeds from the asset securitization program and the utilization of $154.5 million of available cash.

In 2000, the Company generated $249.3 million from income before depreciation, amortization, deferred taxes and other non-cash items, and used $743.7 million for working capital (excluding cash), resulting in $494.4 million of net cash flows being used for operating activities. In addition, the Company used $82.5 million for other normal business operations including purchases of property, plant and equipment ($92.5 million) and dividends ($18.2 million), offset by cash generated from other items ($28.2 million). This resulted in $576.9 million being used for normal business operations. The Company also used $729.1 million for acquisitions and the net cash used for discontinued operations. This overall use of cash of $1.306 billion was financed by a $1.054 billion net increase in debt and the utilization of $251.7 million of available cash.

The Company's quick assets at June 29, 2001 totaled $1.727 billion as compared with $2.168 billion at June 30, 2000. This decrease in quick assets was due to the utilization of cash available at June 30, 2000 to partially paydown outstanding debt and to the reduction of receivables outstanding due to the decrease of sales during the fourth quarter of 2001 as compared with the fourth quarter of 2000 and the impact of the Company's accounts receivable securitization program as described below. At June 29, 2001, quick assets were less than the Company's current liabilities by $843.2 million as compared with an excess of $131.1 million at the end of 2000. Working capital at June 29, 2001 was $1.177 billion as compared with $2.369 billion at June 30, 2000. At June 29, 2001, to support each dollar of current liabilities, the Company had $0.67 of quick assets and $0.79 of other current assets, for a total of $1.46 as compared with $2.16 at the end of the prior year. However, the above balance sheet amounts at June 29, 2001 were significantly impacted by the reclassification from long-term of a total $796.8 million of debt related to both the Kent 4.5% Convertible Notes due 2004, which were "put" back to the Company subsequent to year-end, and amounts outstanding under a long-term bank facility, which facility the Company is in the process of renegotiating. As indicated below, during 2001 the Company entered into a $1.25 billion syndicated credit facility, which at June 29, 2001 was used to back-up a portion of its outstanding commercial paper. These short-term borrowings were the principal reason for the decline in the working capital ratio and the decrease in the quick ratio indicated above.

In June 2001, the Company entered into a five-year $350 million accounts receivable securitization program whereby it sells, on a revolving basis, an undivided interest in a pool of its trade accounts receivables. Under the program, the Company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. At June 29, 2001, the Company had sold $350 million of receivables under the program which is reflected as a reduction of receivables in the accompanying balance sheet. The cash received from the sale of receivables was used primarily to pay down outstanding short-term borrowings.

In October 2000, the Company issued $250.0 million of 8.20% Notes due October 17, 2003 (the "8.20% Notes") and $325.0 million of Floating Rate Notes due October 17, 2001 (the "Floating Rate Notes"). The proceeds from the sale of the 8.20% Notes and the Floating Rate Notes were approximately $572.4 million after deduction of underwriting discounts and other expenses associated with the sale. The Floating Rate Notes bear interest at an annual rate equal to three-month LIBOR, reset quarterly, plus 87.5 basis points (0.875%). The initial rate on the Floating Rate Notes was 7.65% per annum and the current rate is 4.63% per annum. After temporarily using the net proceeds from the 8.20% Notes and the Floating Rate Notes to pay down commercial paper and make investments in short-term securities, the net proceeds were used to fund the acquisition of the EBV Group and RKE Systems as described in the "Acquisitions" section below.

On October 27, 2000, the Company entered into a $1.25 billion 364-day credit facility with a syndicate of banks led by Bank of America and Chase Manhattan Bank in order to replace the existing $500.0 million 364-day syndicated bank credit facility described below. This facility partially financed the acquisition of the EBV Group and RKE Systems and provided additional working capital capacity. The Company may select from various interest rate options and maturities under this facility, although the Company has used the facility primarily as back-up for its commercial paper program pursuant to which the Company is authorized to issue short-term notes for current operational business requirements.

On February 8, 2000, the Company issued $360.0 million of 7 7/8% Notes due February 15, 2005 (the "7 7/8% Notes"). The proceeds from the sale of the 7 7/8% Notes were approximately $358.3 million after deduction of the underwriting discounts and other expenses associated with the sale. The net proceeds from the 7 7/8% Notes have been used to repay indebtedness which the Company may re-borrow for general corporate purposes, including capital expenditures, acquisitions, repurchase of the Company's common stock and working capital needs.

The Company also has a five-year facility with a syndicate of banks led by Bank of America which expires in September 2002 and which provides a line of credit of up to $700.0 million. The Company may select from various interest rate options and maturities under this facility. This credit facility serves as a primary funding vehicle as well as a backup for the Company's commercial paper program. Even though this facility does not expire until September 2002, the Company intends to terminate the facility early and negotiate a new syndicated bank facility which provides both a multi-year tranche and 364-day tranche, which will also replace the $1.25 billion 364-day facility expiring in October 2001 as described above. Although the Company may fall short of certain financial covenants in its 364-day and multi-year syndicated bank credit facility described above, the Company believes, based upon discussions with certain lenders, that it will enter into the new credit agreement without any impact on liquidity or limits on its ability to pursue its business strategy.

In order to partially finance the cash component of the acquisition of Marshall Industries described below and to provide additional working capital capacity, the Company entered into a $500.0 million 364-day credit facility in October 1999 with a syndicate of banks led by Bank of America. The Company was able to select from various interest rate options and maturities under this facility, although the Company utilized the facility primarily as a back-up for its commercial paper program. This facility was replaced by the new $1.25 billion 364-day facility described above.

The Company also has several small credit facilities available to fund the short-term working capital, foreign exchange, overdraft and letter of credit needs of its European and Asian operations. In addition, the Company also had a $100.0 million credit facility with Bank of America, which expired in October 2000, and a $150.0 million credit facility with Chase Manhattan Bank, which expired in November 2000.

During the last three years, the Company's shareholders' equity increased by $746.1 million to $2.375 billion at June 29, 2001, while total debt increased by $1.204 billion to $2.222 billion. The increase in shareholders' equity during that three-year period was the net result of the positive impact of net income ($353.4 million), shares issued in connection with the acquisitions of Marshall Industries, SEI Eurotronics and Savoir Technology ($462.9 million) and other items, net, principally related to stock option and incentive programs ($89.9 million), offset by the repurchase of common stock ($70.1 million), dividends ($75.5 million) and cumulative translation adjustments ($14.5 million). The Company's debt to capital (shareholders' equity plus total debt) ratio was approximately 48% at June 29, 2001 and 49% at June 30, 2000.

On August 15, 2001, the Company announced that it would look to more effectively deploy its cash to fuel future earnings growth and deliver increased shareholder value by discontinuing the payment of its cash dividend effective after its anticipated dividend payment on January 2, 2002.

Currently, the Company does not have any material commitments for capital expenditures.

The Company and the former owners of a Company-owned site in Oxford, North Carolina have entered into a Consent Decree and

Court Order with the Environmental Protection Agency ("EPA") for the environmental clean-up of the site, the cost of which, according to the EPA's remedial investigation and feasibility study, is estimated to be approximately $6.3 million, exclusive of the $1.5 million in EPA past costs paid by the potentially responsible parties. Pursuant to a Consent Decree and Court Order entered into between the Company and the former owners of the site, the former owners have agreed to bear at least 70% of the clean-up costs of the site, and the Company will be responsible for not more than 30% of those costs. In addition, the Company has become aware of claims that may be made against it and/or its Sterling Electronics Corp. subsidiary, which was acquired as part of the acquisition of Marshall Industries. Sterling once owned 92.46% of the capital stock of Phaostron, Inc. In August 1995, Sterling sold the interest in Phaostron to Westbase, Inc. At the time of the sale, Sterling and Westbase entered into an agreement related to environmental costs resulting from alleged contamination at a facility leased by Phaostron that is a part of the San Gabriel Valley Superfund Site. The agreement provided that Sterling would pay up to $800 thousand for environmental costs associated with the site. The Company does not believe that Sterling or the Company will be responsible for environmental costs in excess of $800 thousand and has established what it believes to be adequate reserves for any share of such costs that may be borne by Sterling or the Company. Based upon the information known to date, management believes that the Company has appropriately accrued for its share of the costs of the clean-ups with respect to the above mentioned sites. The Company is also a defendant in a lawsuit brought against it at an environmental clean-up site in Huguenot, New York. At this time, management cannot estimate the amount of the Company's potential liability, if any, for clean-up costs in connection with this site, but does not anticipate that this matter or any other contingent matters will have a material adverse impact on the Company's financial condition, liquidity or results of operations.

Management is not now aware of any commitments, contingencies or events within the Company's control which may significantly change its ability to generate sufficient cash from internal or external sources to meet its needs.

ACQUISITIONS

During 2001, the Company has acquired a number of businesses that are already having a substantial positive impact on the Company. All of the acquisitions described below, except for the acquisition of Kent, were accounted for using the "purchase" method of accounting.

On July 3, 2000, the Company acquired Savoir Technology Group, Inc., a leading distributor of IBM mid-range server products in the Americas. In the merger, holders of Savoir common stock received 0.11452 of a share of Avnet common stock for each share of Savoir common stock, and cash in lieu of fractional Avnet shares. The exchange ratio, as well as the price paid for fractional shares, was based upon an Avnet stock price capped at $34.2736 as adjusted to reflect the Stock Split. Holders of Savoir series A preferred shares received 0.16098 of a share of Avnet common stock for each share they held and cash in lieu of fractional Avnet shares. The total cost of the acquisition of Savoir including estimated expenses was approximately $145.8 million, consisting of the cost for the Savoir shares of $111.1 million in Avnet stock and $0.7 million in Avnet stock options (net of related tax benefits of $0.5 million) as well as $1.8 million for direct transaction expenses and $32.2 million for the payoff of pre-existing Savoir debt. The above dollar value of Avnet stock reflects the issuance of 3,736,954 shares of Avnet stock valued at an assumed price of $29.66 per share.

On October 31, 2000, the Company completed its acquisition of certain European operations of the VEBA Electronics Group consisting of (a) the Germany-headquartered EBV Group, consisting of EBV Electronik and WBC, both pan-European semiconductor distributors, and Atlas Services Europe, a logistics provider for EBV and WBC; and (b) the Germany-based RKE Systems, a computer products and services distributor. The amount paid at closing of $740.0 million includes the payoff of substantially all of the debt on the books of the companies acquired and is subject to closing adjustments.

On February 15, 2001, Avnet completed the acquisition of RDT Technologies Ltd. and combined its operations with Avnet Gallium to form Avnet Components Israel Ltd. RDT Technologies reported sales for the year ending December 31, 2000 of approximately $90 million.

On May 10, 2001, Avnet acquired Sunrise Technology Ltd., a privately-held, electronic components distribution company serving indigenous and multinational OEMs and contract manufacturers in China. Sunrise reported revenues of approximately $230 million for its fiscal year ending March 31, 2001.

In addition, as described at the beginning of this MD&A, the Company completed the acquisition of Kent on June 8, 2001 in a stock-for-stock transaction accounted for as a "pooling-of-interests."

On October 20, 1999, the Company acquired Marshall Industries, then one of the world's largest distributors of electronic components and computer products, for a combination of cash and Avnet stock. The total cost of the acquisition of Marshall, including estimated expenses, was approximately $764.6 million, consisting of the cost for the Marshall shares of $326.8 million in cash, $269.3 million in Avnet stock and $7.0 million in Avnet stock options (net of related tax benefits of $4.8 million) as well as $17.5 million for direct transaction costs and estimated expenses and $144 million for the refinancing of Marshall net debt. The above dollar value of Avnet stock reflects the issuance of 6,817,943 shares of Avnet stock valued at an assumed price of $39.50 per share.

In November 1999, Kent acquired all of the outstanding common stock of Orange Coast Datacomm, Inc., Orange Coast Cabling, Inc. and Go Telecomm, Inc., collectively known as Orange Coast. Orange Coast provided comprehensive end-to-end voice and data network solutions to major corporations from offices in Irvine and Santa Clara, California.

On October 14, 1999, the Company acquired 94% of the SEI Macro Group, an electronics components distributor headquartered in the United Kingdom, and during the second quarter of fiscal 2000 acquired 16% of Eurotronics B.V. (which did business under the name SEI), a pan-European electronics components distributor headquartered in the Netherlands. On January 3, 2000, the Company completed its acquisition of the SEI Macro Group and Eurotronics B.V. (SEI). The combined annual sales of Eurotronics and the SEI Macro Group were approximately $750 million.

To capitalize on growing world markets for electronic components and computer products, the Company has pursued and expects to continue to pursue strategic acquisitions to expand its business. However, the Company does not anticipate further material acquisitions until it has completed the integration of its recent acquisitions and strengthened its balance sheet. Management believes that the Company has the ability to generate sufficient capital resources from internal or external sources in order to continue its expansion program. In addition, as with past acquisitions, management does not expect that any future acquisitions will materially impact the Company's liquidity.

MARKET RISKS

Many of the Company's operations, primarily its international subsidiaries, occasionally purchase and sell products in currencies other than their functional currencies. This subjects the Company to the risks associated with fluctuations of foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily forward foreign exchange contracts with maturities of less than sixty days. The market risk related to the foreign exchange contracts is offset by the changes in valuation of the underlying items being hedged. The amount of risk and the use of derivative financial instruments described above are not material to the Company's financial position or results of operations. As of September 14, 2001, approximately 63% of the Company's outstanding debt (including as debt the $350 million outstanding under the Company's accounts receivable securitization program) was in variable rate short-term instruments and 37% was in fixed rate instruments. Accordingly, the Company will be impacted by any change in short-term interest rates. The Company does not hedge either its investment in its foreign operations or its floating interest rate exposures. The Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," on July 1, 2000. The adoption of SFAS 133, as amended, did not have a material impact on the Company's financial statements.

Avnet, Inc. and Subsidiaries
Consolidated Balance Sheets

(In thousands, except share amounts)	June 29, 2001	June 30, 2000
Assets:		
Current assets:		
Cash and cash equivalents	$ 97,279	$ 268,244
Receivables, less allowances of $65,204 and $44,523, respectively (Note 3)	1,629,566	1,899,988
Inventories (Note 4)	1,917,044	2,013,221
Net assets of discontinued operations (Note 2)	—	143,795
Other	103,600	80,550
Total current assets	3,747,489	4,405,798
Property, plant and equipment, net (Note 6)	417,159	345,659
Goodwill, net of accumulated amortization of $120,127 and $84,824, respectively (Note 1)	1,404,863	959,995
Other assets	294,637	222,972
Total assets	$5,864,148	$5,934,424
Liabilities:		
Current liabilities:		
Borrowings due within one year (Note 7)	$ 1,302,129	$ 503,287
Accounts payable	853,196	1,185,292
Accrued expenses and other (Note 8)	414,740	348,532
Total current liabilities	2,570,065	2,037,111
Long-term debt, less due within one year (Note 7)	919,493	1,650,610
Total liabilities	3,489,558	3,687,721
Commitments and contingencies (Notes 11 and 13)		
Shareholders' equity (Notes 1 and 12):		
Common stock $1.00 par, authorized 300,000,000 shares and 120,000,000 shares, respectively, issued 117,840,000 shares and 115,400,000 shares, respectively	117,840	115,400
Additional paid-in capital	542,733	470,360
Retained earnings	1,770,645	1,776,025
Cumulative translation adjustments (Note 5)	(56,297)	(54,582)
Cumulative valuation adjustments (Note 5)	—	2,293
Treasury stock at cost, 12,711 shares and 2,396,000 shares, respectively	(331)	(62,793)
Total shareholders' equity	2,374,590	2,246,703
Total liabilities and shareholders' equity	$5,864,148	$5,934,424

See notes to consolidated financial statements

Avnet, Inc. and Subsidiaries
Consolidated Statements of Income

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands, except per share amounts)			
Sales	$12,814,010	$9,915,042	$6,805,736
Cost of sales (Note 17)	10,948,484	8,470,257	5,757,709
Gross profit	1,865,526	1,444,785	1,048,027
Selling, shipping, general and administrative expenses (Note 17)	1,611,874	1,076,793	865,577
Operating income	253,652	367,992	182,450
Other income, net	25,495	10,452	13,002
Interest expense	(191,895)	(94,798)	(62,591)
Gain on dispositions of businesses (Note 17)	—	—	252,279
Income from continuing operations before income taxes	87,252	283,646	385,140
Income taxes (Note 9)	87,155	121,082	204,818
Net income from continuing operations	97	162,564	180,322
Income (loss) from discontinued operations, net of income taxes of $1,611, $100 and ($3,872), respectively (Note 2)	2,416	828	(5,683)
Gain on disposal of discontinued operations, net of income taxes of $8,611	12,889	—	—
Net income	$ 15,402	$ 163,392	$ 174,639
Earnings per share from continuing operations (Note 14):			
Basic	$ —	$ 1.52	$ 1.89
Diluted	$ —	$ 1.50	$ 1.86
Net earnings per share (Note 14):			
Basic	$ .13	$ 1.53	$ 1.83
Diluted	$ .13	$ 1.51	$ 1.80
Shares used to compute earnings per share (Note 14):			
Basic	117,263	106,627	95,266
Diluted	118,815	108,257	99,916

See notes to consolidated financial statements

Avnet, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity

Years ended June 29, 2001, June 30, 2000 and July 2, 1999	Common Stock	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustments	Cumulative Valuation Adjustments	Treasury Stock	Total Shareholders' Equity
(In thousands, except per share amounts)							
Balance, June 26, 1998	$ 56,159	$594,540	$1,483,888	$ (41,804)	$ —	$(464,319)	$1,628,464
Net income			174,639				174,639
Translation adjustments				(4,237)			(4,237)
Comprehensive income							170,402
Dividends, $0.30 per share			(21,088)				(21,088)
Repurchase of stock						(70,147)	(70,147)
Other, net, principally stock option and incentive programs	421	9,313				1,412	11,146
Balance, July 2, 1999	56,580	603,853	1,637,439	(46,041)	—	(533,054)	1,718,777
Net income			163,392				163,392
Translation adjustments				(8,541)			(8,541)
Valuation adjustments (net of tax of $1,562)					2,293		2,293
Comprehensive income							157,144
Dividends, $0.30 per share			(24,806)				(24,806)
Acquisitions of operations		(117,256)				469,133	351,877
Two-for-one stock split (Note 1)	57,542	(57,542)					
Other, net, principally stock option and incentive programs	1,278	41,305				1,128	43,711
Balance, June 30, 2000	115,400	470,360	1,776,025	(54,582)	2,293	(62,793)	2,246,703
Net income			15,402				15,402
Translation adjustments				(1,715)			(1,715)
Valuation adjustments (net of tax of $1,562)					(2,293)		(2,293)
Comprehensive income							11,394
Dividends, $0.30 per share			(29,601)				(29,601)
Acquisitions of operations	1,361	47,449				62,255	111,065
Kent's net income for the quarter ended June 30, 2000 (Note 2)			8,819				8,819
Other, net, principally stock option and incentive programs	1,079	24,924				207	26,210
Balance, June 29, 2001	$117,840	$542,733	$1,770,645	$ (56,297)	$ —	$ (331)	$2,374,590

See notes to consolidated financial statements

Avnet, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands)			
Cash flows from operating activities:			
Net income	$ 15,402	$ 163,392	$ 174,639
(Income) loss from discontinued operations, net of income taxes	(2,416)	(828)	5,683
Gain on disposal of discontinued operations	(12,889)	—	—
Net income from continuing operations	97	162,564	180,322
Non-cash and other reconciling items:			
Depreciation and amortization	119,398	83,516	57,445
Deferred taxes (Note 9)	(79,659)	(40,159)	(34,532)
Other, net (Note 15)	296,450	43,339	58,787
Pre-tax gain on dispositions of businesses (Note 17)	—	—	(209,547)
	336,286	249,260	52,475
Changes in (net of effects from businesses acquired):			
Receivables	315,669	(453,330)	(77,137)
Inventories	248,978	(535,844)	16,288
Payables, accruals and other, net	(714,733)	245,532	106,269
Net cash flows provided from (used for) operating activities	186,200	(494,382)	97,895
Cash flows from financing activities:			
Repurchase of common stock	—	—	(70,147)
Sale of accounts receivable under asset securitization program (Note 3)	350,000	—	—
Issuance of notes in public offerings, net	572,389	358,326	198,305
(Repayment) issuance of commercial paper and bank debt, net	(427,227)	696,104	(209,773)
Payment of other debt, net	(25,983)	(138)	(128)
Cash dividends (Note 15)	(27,387)	(18,180)	(26,735)
Other, net	10,834	29,157	4,755
Net cash flows provided from (used for) financing activities	452,626	1,065,269	(103,723)
Cash flows from investing activities:			
Purchases of property, plant and equipment	(125,421)	(92,488)	(79,122)
(Acquisitions) dispositions of operations, net (Notes 2 and 17)	(858,851)	(675,030)	341,635
Investments in non-consolidated entities, net	(2,955)	(42,972)	—
Proceeds from sale of discontinued operations	226,390	—	—
Net cash flows (used for) provided from investing activities	(760,837)	(810,490)	262,513
Effect of exchange rate changes on cash and cash equivalents	(7,468)	(995)	(272)
Net (decrease) increase in cash from discontinued operations	(25,073)	(11,082)	997
Cash and cash equivalents:			
—(decrease) increase	(154,552)	(251,680)	257,410
—at beginning of year	268,244	519,924	262,514
—net change during Kent's quarter ending June 30, 2000 (Note 2)	(16,413)	—	—
—at end of year	$ 97,279	$ 268,244	$ 519,924

Additional cash flow information (Note 15)

See notes to consolidated financial statements

Avnet, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation — The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All intercompany accounts and transactions have been eliminated. Minority interests at the end of 2001 and 2000, which amounts are not material, are included in the caption "Accrued expenses and other."

Effective June 8, 2001, the Company acquired Kent Electronics Corporation ("Kent") in a transaction accounted for as a "pooling-of-interests." Accordingly, the accompanying consolidated financial statements and notes for periods prior to the acquisition have been restated to reflect the acquisition of Kent (see Note 2).

Cash equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories — Inventories are stated at cost (first-in, first-out) or market, whichever is lower.

Depreciation and amortization — Depreciation and amortization is generally provided for by the straight-line method over the estimated useful lives of the assets.

Long-lived assets — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. The Company continually evaluates the carrying value and the remaining economic useful life of all long-lived assets and will adjust the carrying value and the related depreciation and amortization period if and when appropriate.

Goodwill — Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Except for an immaterial amount of goodwill applicable to purchases made before October 31, 1970, goodwill is being amortized on a straight-line basis over 40 years.

Foreign currency translation — The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date with the related translation gains and losses reported as a separate component of shareholders' equity and comprehensive income. Results of operations are translated using the average exchange rates prevailing throughout the period.

Income taxes — No provision for U.S. income taxes has been made for approximately $163,000,000 of cumulative unremitted earnings of foreign subsidiaries at June 29, 2001 because those earnings are expected to be permanently reinvested outside the U.S. If such earnings were remitted to the U.S., any net U.S. income taxes would not have a material impact on the financial position or results of operations of the Company.

Stock split — On August 31, 2000, the Board of Directors of Avnet, Inc. declared a two-for-one stock split to be effected in the form of a stock dividend. The additional common stock was distributed on September 28, 2000 to shareholders of record on September 18, 2000. All references in this report to the number of shares, per share amounts and market prices of the Company's common stock have been restated to reflect the stock split and the resulting increased number of shares outstanding.

Revenue Recognition — Revenue from product sales is recognized upon shipment to customers. Revenues and anticipated profits under long-term contracts are recorded on the percentage of completion basis, under which a portion of the total contract price is accrued based on the ratio of costs incurred to estimated costs at completion. Revenues from maintenance contracts are recognized ratably over the life of the contracts, ranging from one to three years.

Shipping and handling fees and costs — The Company recognizes amounts billed to a customer in a sale transaction related to shipping and handling as revenue. The costs incurred by the Company for shipping and handling are classified as cost of sales.

Concentration of credit risk — Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and trade accounts receivable. The Company invests its excess cash primarily in overnight Eurodollar time deposits and institutional money market funds with quality financial institutions. The Company sells electronic components and computer products primarily to original equipment manufacturers, including military contractors and the military, throughout North and South America, Europe and the Asia/Pacific region. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses, but has not experienced any material losses related to individual customers or groups of customers in any particular industry or geographic area.

Accounts receivable securitization — The Company has an accounts receivable securitization program whereby the Company sells receivables in securitization transactions and retains a subordinated interest and servicing rights to those receivables. The gain or loss on sales of receivables is determined based upon the relative fair value of the assets sold and the retained interests at the date of transfer. The Company estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions, including collection period and discount rates.

Derivative financial instruments — Many of the Company's operations, primarily its international subsidiaries, occasionally purchase and sell products in currencies other than their functional currencies. This subjects the Company to the risks associated with the fluctuations of foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily forward foreign exchange contracts with maturities of less than sixty days. The market risk related to the foreign exchange contracts is offset by the changes in valuation of the underlying items being hedged. The amount of risk and the use of derivative financial instruments described above are not material to the Company's financial position or results of operations. The Company does not hedge its investment in its foreign operations nor its floating interest rate exposures.

Fiscal year — The Company operates on a "52/53 week" fiscal year which ends on the Friday closest to June 30th. Fiscal year 1999 contained 53 weeks as compared with 52 weeks in fiscal 2001 and 2000. Unless otherwise noted, all references to the "year 2001" or any other "year" shall mean the Company's fiscal year.

Management estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standards — In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." The new rules will apply to goodwill and intangible assets acquired after June 30, 2001 and to existing goodwill and intangible assets upon adoption of SFAS 141 and SFAS 142. The new rules establish one method of accounting for all business combinations and the resulting goodwill and other intangible assets. Under SFAS 142, intangible assets with a finite life will generally continue to be amortized over their lives while intangibles without a finite life, including goodwill, will no longer be amortized. However, tests for impairment will be performed annually or upon the occurrence of a triggering event. The Company has the option of adopting the new rules commencing at the beginning of either fiscal 2002 or fiscal 2003. Management is currently evaluating the potential impact of the new rules and when those rules will be adopted. Preliminary estimates based on existing goodwill indicate that adoption could result in an annual increase in net income of at least $30 million as a result of the elimination of the amortization of goodwill.

Effective July 1, 2000, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Standards No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as amended, requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement to the extent effective, and requires that the Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of SFAS 133, as amended, did not have a material effect on the Company's consolidated financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. In June 2000, the SEC issued Staff Accounting Bulletin No. 101B ("SAB 101B"), which extended the effective date of SAB 101 to the Company's fourth quarter of fiscal 2001. The adoption of SAB 101 did not have a significant impact on the Company's consolidated financial statements.

2. ACQUISITIONS AND DISPOSITIONS

During the last three fiscal years, the Company has completed nineteen acquisitions — seven in North America, five in Europe, four in the Asia/Pacific region, two in the Middle East and one in South America. Five of the acquisitions were completed in 2001, ten were completed during 2000 and four were completed in 1999. All acquisitions, except for the acquisition of Kent discussed below and in Note 1, have been accounted for as purchases.

The acquisitions completed in 2001 consisted of Kent, Sunrise Technology Ltd., RDT Technologies Ltd., certain European operations of the VEBA Electronics Group (consisting of EBV, WBC, Atlas Logistics and RKE Systems, collectively, the "VEBA Group") and Savoir Technology Group, Inc. The acquisitions completed in 2000 consisted of Marshall Industries, Integrand Solutions, Eurotronics B.V., the SEI Macro Group, PCD Italia S.r.l. and Matica S.p.A. (counted as a single acquisition), Cosco Electronics/Jung Kwang, the remaining 60% of SEI Nordstar S.p.A. and Orange Coast Data Comm, Inc., Orange Coast Cabling, Inc. and Go Telecomm, Inc. (collectively known as the "Orange Coast Companies" and counted as a single acquisition), Advacom, Inc. and Sabre-Data, Inc. (the Orange Coast Companies, Advacom and Sabre-Data were acquired by Kent prior to its acquisition by Avnet). The acquisitions completed in 1999 consisted of a 60% interest in Max India, Ltd., including 100% of Max India's Hong Kong-based subsidiary, a 70% interest in Gallium Electronics, Ltd., the Computer Solutions Division of JBA International, Inc. and a 70% interest in Bridge International.

Excluding the acquisition of Kent (which was accounted for as a "pooling-of-interests"), the acquisitions completed during 2001 required a total investment of $866,268,000 (net of $74,423,000 of cash on the books of the companies acquired), of which $779,788,000 was paid in cash (including $32,200,000 to pay off pre-existing debt), $111,065,000 in Avnet stock and $714,000 in Avnet stock options (net of related tax benefits of $454,000), less a receivable of $25,299,000 for income tax credits related to the acquisition of the VEBA Group. In addition, the Company paid $79,063,000 of Kent acquisition-related costs, consisting primarily of change-in-control and other executive benefit-related payments and professional fees for investment banking, legal and accounting services rendered to both Avnet and Kent. In the aggregate, the operations acquired during 2001, excluding Kent, had sales totaling approximately $2,887,000,000 during the fiscal year of each such operation immediately preceding its acquisition. The historical results of operations of the companies other than Kent that were acquired during 2001 would not have had a material effect on the Company's results of operations in that year, on a pro forma basis. The Company also sold certain small non-core operations during 2001, the impact of which was not material.

The purchase prices for the acquisitions accounted for as purchases have been allocated, on a preliminary basis, to the assets acquired and liabilities assumed based upon estimated fair values as of the acquisition date and are subject to adjustment when additional information concerning asset and liability valuations are finalized.

As discussed in Note 1, the accompanying consolidated financial statements and notes have been restated to reflect the acquisition of Kent which was accounted for as a "pooling-of-interests." Each share of Kent common stock was converted into 0.87 shares of Avnet common stock. A total of approximately 25.3 million Avnet common shares were issued for the outstanding stock of Kent and an additional 1.7 million shares have been reserved for issuance upon the exercise of outstanding warrants and stock options assumed in the transaction.

Kent's results of operations for the period from July 1, 2000 to June 8, 2001, and for its fiscal years ended April 1, 2000 and April 3, 1999, have been combined with Avnet's results of operations for the years ended June 29, 2001, June 30, 2000 and July 2, 1999, respectively.

In addition, Kent's balance sheet as of April 1, 2000 has been combined with Avnet's balance sheet as of June 30, 2000. Accordingly, an adjustment was made to retained earnings to include $8,819,000 of net income for Kent for the three months ended June 30, 2000. For the same three months, Kent's sales of $223,313,000 and Kent's cash flows (used for) provided from operating, financing and investing activities of ($26,644,000), $1,443,000 and $8,788,000, respectively, have been excluded from the consolidated statements of income and cash flows, respectively. The restated financial information includes certain reclassifications to conform Kent's financial statement presentation to that of Avnet.

Intercompany transactions between the combined companies are not material in any of the periods presented. The combination of the two entities in this document does not give effect to any synergies that the Company expects to realize from the combined operations going forward.

The following table is a reconciliation of the results of operations of the previously separate Avnet and Kent companies to reported combined results of operations for the most recent interim period preceding the acquisition, as well as the years ended June 30, 2000 and July 2, 1999.

(In thousands)	Avnet Before Pooling	Kent Before Pooling	Avnet As Restated
Nine months ended March 30, 2001			
Sales	$9,557,204	$719,051	$10,276,255
Net income from continuing operations	205,596	25,536	231,132
Net income	205,596	45,952	251,548
Year ended June 30, 2000			
Sales	9,172,205	742,837	9,915,042
Net income from continuing operations	145,141	17,423	162,564
Net income	145,141	18,251	163,392
Year ended July 2, 1999			
Sales	6,350,042	455,694	6,805,736
Net income from continuing operations	174,457	5,865	180,322
Net income	174,457	182	174,639

The acquisitions completed during 2000 required a total investment of $1,039,506,000 (net of $1,570,000 of cash on the books of the companies acquired), of which $675,030,000 was paid in cash, $351,877,000 in Avnet stock, $11,745,000 in Avnet stock options ($6,985,000 net of related tax benefits) and amounts payable at June 30, 2000 of $854,000. In the aggregate, the operations acquired during 2000 had sales totaling approximately $2,852,000,000 during the fiscal year of each such operation immediately preceding its acquisition.

The following unaudited pro forma results reflect the acquisition of Marshall Industries (which occurred during 2000) as if it occurred on July 3, 1999 and June 27, 1998, the first day of the Company's 2000 and 1999 fiscal years, respectively, and does not purport to present what actual results would have been had the acquisition, in fact, occurred at those dates or to project results for any future period:

Years Ended	June 30, 2000	July 2, 1999
(In thousands, except per share amounts)		
Sales	$10,477,752	$8,520,841
Income from continuing operations before income taxes	296,688	381,434
Net income from continuing operations	169,610	165,392
Net income	170,438	159,709
Diluted earnings per share from continuing operations	1.51	1.50
Diluted net earnings per share	1.52	1.45

The unaudited pro forma results shown above include the non-recurring items referred to in Note 17. In addition, the unaudited pro forma results shown above exclude any benefits that resulted from the acquisition due to synergies that were derived from the elimination of any duplicated costs. The historical results of operations of other companies acquired during 2000 would not have had a material effect on the Company's results of operations in that year, on a pro forma basis.

Cash expended (net of cash on the books of the companies acquired and including interest bearing obligations assumed) in 1999 relating to acquisitions totaled approximately $35,365,000. In the aggregate, the operations acquired during 1999 had sales totaling approximately $184,000,000 during the fiscal year of each such operation immediately preceding its acquisition. The historical results of operations of the companies acquired in 1999 would not have had a material effect on the Company's results of operations in that year, on a pro forma basis. On July 2, 1999, the Company completed the disposition of its Allied Electronics business (see Note 17).

Disposition of discontinued operations

On October 10, 2000, the Company sold K*TEC Electronics Corporation ("K*TEC"), its contract manufacturing operation, for $237,200,000, consisting of $175,000,000 in cash, a $50,000,000 senior secured note which was redeemed on January 26, 2001 and a $12,200,000 unsecured note maturing on October 10, 2001. The unsecured note is subject to a post-closing adjustment based upon K*TEC's net asset value as of October 7, 2000. A gain on the sale of K*TEC of approximately $21,500,000 pre-tax, $12,889,000 after-tax, or $0.11 per diluted share, was recorded in 2001. The purchaser is disputing K*TEC's net asset value as of October 7, 2000, and the ultimate outcome is not determinable at this time; however, management believes it will not have a material effect on the financial position or results of operations of the Company. The net assets and operations of K*TEC are reflected as discontinued operations in the accompanying consolidated financial statements. Corporate and shared general and administrative costs of the Company were not allocated to discontinued operations. The net assets and results of operations of K*TEC were not material in the years presented.

3. ACCOUNTS RECEIVABLE SECURITIZATION

In June 2001, the Company entered into a five-year accounts receivable securitization program (the "Program") with a financial institution. The Program allows the Company to sell on a revolving basis an undivided interest in up to $350,000,000 in eligible receivables. The eligible receivables are sold to bank conduits through a bankruptcy-remote special purpose entity which is consolidated for financial reporting purposes. The Company retains a subordinated interest and servicing rights to those eligible receivables sold under the Program.

The transaction has been accounted for as a sale under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." As of June 29, 2001, the Company has sold $350,000,000 of receivables under the Program which is reflected as a reduction of receivables in the accompanying consolidated balance sheet. Included in receivables in the accompanying consolidated balance sheet is the Company's retained interest in eligible receivables of $163,138,000 at June 29, 2001. Key economic assumptions used in measuring the retained interests at the date of the securitization include a weighted average life of 45 days and a discount rate of 6.75% per annum. At June 29, 2001, a 10 and 20 percent adverse change in the assumed discount rate would have an approximate impact on the retained interest of $92,000 and $184,000, respectively.

4. INVENTORIES

	June 29, 2001	June 30, 2000
(In thousands)		
Finished goods	$1,827,486	$1,936,638
Work-in-process	19,104	7,744
Raw materials	70,454	68,839
	$1,917,044	$2,013,221

5. COMPREHENSIVE INCOME

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands)			
Net income	$15,402	$163,392	$174,639
Foreign currency translation adjustments	(1,715)	(8,541)	(4,237)
Valuation adjustments– unrealized gain (loss) on investments in marketable securities	(2,293)	2,293	—
Total comprehensive income	$11,394	$ 157,144	$170,402

Cumulative other comprehensive income (loss) items, consisting of translation and valuation adjustments, totaled ($56,297,000) and ($52,289,000) at June 29, 2001 and June 30, 2000, respectively. During 2001, the Company sold substantially all of its marketable securities. Therefore, the previously recorded valuation adjustment was classified to the consolidated statement of income as part of the realized gains and losses recorded during the year ended June 29, 2001.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are recorded at cost and consist of the following:

	June 29, 2001	June 30, 2000
(In thousands)		
Land	$ 11,580	$ 15,388
Buildings	70,514	120,659
Machinery, fixtures and equipment	633,295	542,795
Leasehold improvements	29,245	18,843
	744,634	697,685
Less accumulated depreciation and amortization	327,475	352,026
	$ 417,159	$345,659

Depreciation and amortization expense related to property, plant and equipment was $74,342,000, $59,809,000 and $42,547,000 in 2001, 2000 and 1999, respectively.

7. EXTERNAL FINANCING

	June 29, 2001	June 30, 2000
(In thousands)		
7 7/8% Notes due February 15, 2005	$ 360,000	$ 360,000
6 7/8% Notes due March 15, 2004	100,000	100,000
6.45% Notes due August 15, 2003	200,000	200,000
8.20% Notes due October 17, 2003	250,000	—
4.5% Convertible Notes due 2004	207,000	207,000
Commercial paper	122,201	559,395
Bank credit facilities	643,190	689,704
Floating Rate Notes due October 17, 2001	325,000	—
Other	14,231	37,798
	2,221,622	2,153,897
Less borrowings due within one year	1,302,129	503,287
Long-term debt	$ 919,493	$1,650,610

In the first quarter of 1998, the Company renegotiated its revolving credit agreement with a syndicate of banks led by NationsBank of North Carolina, N.A., which has now merged with Bank of America. The agreement provides a five-year facility with a line of credit of up to $700,000,000 of which approximately $590,000,000 was outstanding at June 29, 2001. This credit facility is currently being used primarily as a funding vehicle for foreign currency denominated borrowings at floating rates of interest and as a backup facility to the Company's commercial paper program. The approximate weighted average interest rates on outstanding commercial paper and foreign currency denominated borrowings under this facility at June 29, 2001, were 4.3% and 4.6%, respectively, and at June 30, 2000 were 7.0% and 4.5%, respectively. As of June 29, 2001, the Company was in compliance with the various covenants contained in the agreement.

As a result of its acquisition of Kent on June 8, 2001, Avnet assumed Kent's 4.5% Convertible Notes due 2004 (the "Notes"). Subsequent to June 29, 2001, virtually all holders of the Notes exercised their rights to "put" the Notes back to the Company as a result of the change in control of Kent.

In October 1999, the Company entered into a $500,000,000 364-day credit facility with a syndicate of banks led by Bank of America in order to partially finance the cash component of the acquisition of Marshall Industries and to provide additional working capital capacity. The facility was replaced by another facility in October 2000 as described below. The Company also had an additional credit facility with Bank of America which provided a line of credit up to $100,000,000 which also expired in October 2000.

In October 2000, the Company issued $250,000,000 of 8.20% Notes due October 17, 2003 (the "8.20% Notes") and $325,000,000 of Floating Rate Notes due October 17, 2001 (the "Floating Rate Notes"). The proceeds from the sale of the 8.20% Notes and the Floating Rate Notes were approximately $572,400,000 after deduction of underwriting discounts and other expenses associated with the sale. The Floating Rate Notes bear interest at an annual rate equal to three-month LIBOR, reset quarterly, plus 87.5 basis points (.875%). The initial rate on the Floating Rate Notes was 7.65% per annum and the rate at June 29, 2001 was 5.65% per annum. After temporarily using the net proceeds from the 8.20% Notes and the Floating Rate Notes to pay down commercial paper and make investments in short-term securities, the net proceeds were used to fund the acquisition of the VEBA Group.

In October 2000, the Company entered into a $1.25 billion 364-day credit facility with a syndicate of banks led by Bank of America and Chase Manhattan Bank in order to replace the $500,000,000 364-day syndicated bank credit facility described previously. This facility partially financed the acquisition of the VEBA Group and provided additional working capital capacity. The Company may select from various interest rate options and maturities under this facility, although the Company intends to utilize the facility primarily as back-up for its commercial paper program pursuant to which the Company is authorized to issue short-term notes for current operational business requirements. The credit agreement contains various covenants. As of June 29, 2001, the Company was in compliance with the various covenants contained in the agreement.

The Company also has bank credit facilities in certain European and Asian countries with various maturities and interest rates.

At June 29, 2001, the fair value of the 7 7/8% Notes due February 15, 2005, the 6 7/8% Notes due March 15, 2004, the 6.45% Notes due August 15, 2003, the 8.20% Notes due October 17, 2003 and the 4.5% Convertible Notes due 2004 were approximately $359,928,000, $97,960,000, $198,360,000, $256,925,000 and $205,530,000, respectively. Annual payments on external financing in 2002, 2003, 2004, 2005 and 2006 will be $1,302,129,000, $1,549,000, $551,149,000, $360,803,000 and $556,000, respectively. The Kent 4.5% Convertible Notes due 2004 (the "Notes") and amounts outstanding under the long-term bank facility described above are being classified as "Borrowings due within one year" because, subsequent to year-end, the holders of the Notes exercised their "put" options by selling the Notes back to the Company and the Company intends to refinance its long-term bank facility during 2002.

8. ACCRUED EXPENSES AND OTHER

	June 29, 2001	June 30, 2000
(In thousands)		
Payroll, commissions and related	$122,979	$115,730
Insurance	18,647	15,457
Income taxes	4,543	41,553
Dividends payable (Note 15)	8,840	6,626
Other	259,731	169,166
	$414,740	$348,532

9. INCOME TAXES

The Company follows the liability method of accounting for income taxes. Deferred income taxes are recorded for temporary differences between the amount of income and expense reported for financial reporting and tax purposes.

A reconciliation between the federal statutory tax rate and the effective tax rate is as follows:

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	8.9	5.0	7.5
Amortization and disposition of goodwill	11.4	2.3	11.5
Non-deductible costs related to the acquisition of Kent (Note 17)	36.8	—	—
Foreign tax rates	7.9	0.2	(0.6)
Other, net	(0.1)	0.2	(0.2)
Effective tax rate	99.9%	42.7%	53.2%

The components of the provision for income taxes are indicated in the table below. The future tax benefit for deferred income taxes in each year results from temporary differences arising principally from inventory valuation, accounts receivable valuation, net operating losses related to foreign operations, certain accruals and depreciation.

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands)			
Current:			
Federal	$ 93,646	$110,431	$183,336
State and local	15,271	24,243	44,916
Foreign	57,897	26,567	11,098
Total current taxes	166,814	161,241	239,350
Deferred:			
Federal	(31,491)	(11,615)	(8,008)
State and local	(6,047)	(2,640)	(901)
Foreign	(42,121)	(25,904)	(25,623)
Total deferred taxes	(79,659)	(40,159)	(34,532)
Provision for income taxes	$ 87,155	$121,082	$204,818

The significant components of deferred tax assets and liabilities included on the consolidated balance sheets were as follows:

	June 29, 2001	June 30, 2000
(In thousands)		
Deferred tax assets:		
Inventory valuation	$ 25,053	$ 29,258
Accounts receivable valuation	54,250	12,904
Foreign tax loss carry-forwards	68,159	52,436
Various accrued liabilities and other	66,920	43,314
	214,382	137,912
Deferred tax liabilities:		
Depreciation and amortization of property, plant and equipment	15,579	16,975
Other	—	2,597
	15,579	19,572
Net deferred tax assets	$198,803	$118,340

10. PENSION AND PROFIT SHARING PLANS

The Company's noncontributory defined benefit pension plan (the "Plan") and its 401(k) plan cover substantially all domestic employees. Kent also had a 401(k) plan covering all of its eligible employees which, in September 2001, was merged into the Avnet 401(k) plan. The expense relating to the 401(k) plans for 2001, 2000 and 1999 amounted to $4,281,000, $2,632,000 and $1,611,000, respectively. The noncontributory pension plan provides defined benefits pursuant to a cash balance feature whereby a participant accumulates a benefit based upon a percentage of current salary, which varies with age, and interest credits. At June 29, 2001, the market value of the pension plan assets was $171,187,000. These assets were comprised of common stocks (66%), U.S. Government securities (10%), corporate debt obligations (23%) and money market funds (1%).

The following tables outline changes in benefit obligations, plan assets and the funded status of the Plan as of the end of 2001 and 2000:

	June 29, 2001	June 30, 2000
(In thousands)		
Changes in benefit obligations:		
Benefit obligations at beginning of year	$146,824	$140,203
Service cost	10,441	8,588
Interest cost	11,731	10,515
Actuarial (gain) loss	9,745	(1,861)
Benefits paid	(11,004)	(10,621)
Benefit obligations at end of year	$167,737	$146,824
Change in plan assets:		
Fair value of plan assets at beginning of year	$201,721	$189,778
Actual return on plan assets	(19,530)	22,464
Benefits paid	(11,004)	(10,621)
Contributions	—	100
Fair value of plan assets at end of year	$171,187	$201,721
Information on funded status of plan and the amount recognized:		
Funded status of the plan	$ 3,450	$ 54,897
Unrecognized transition asset	—	(1,980)
Unrecognized net actuarial gain	(2,040)	(47,808)
Unamortized prior service credit	(1,651)	(1,972)
(Accrued) prepaid pension cost recognized in the balance sheet	$ (241)	$ 3,137

Weighted average assumptions used to calculate actuarial present values of benefit obligations were as follows:

	2001	2000
Discount rate	8.25%	7.75%
Expected return on plan assets	9.50	9.50

Under the cash balance plan, service costs are based solely on current year salary levels; therefore, projected salary increases are not taken into account.

Components of net periodic benefit costs during the last three years are as follows:

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands)			
Service cost	$ 10,441	$ 8,588	$ 8,525
Interest cost	11,731	10,515	9,510
Expected return on plan assets	(16,198)	(14,668)	(12,352)
Amortization of transition asset	(1,980)	(2,830)	(2,829)
Recognized net actuarial (gain) loss	(295)	—	127
Amortization of prior service credit	(321)	(321)	(321)
Net periodic benefit cost	$ 3,378	$ 1,284	$ 2,660

Not included in the above tabulations are pension plans of certain non-U.S. subsidiaries which are not material.

11. LONG-TERM LEASES

The Company leases many of its operating facilities and is also committed under lease agreements for transportation and operating equipment. Rent expense charged to operations during the last three years is as follows:

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands)			
Buildings	$39,319	$33,944	$26,462
Equipment	6,636	5,846	5,082
	$45,955	$39,790	$31,544

At June 29, 2001, aggregate future minimum lease commitments, principally for buildings, in 2002, 2003, 2004, 2005, 2006 and thereafter (through 2018) are $46,637,000, $40,921,000, $34,472,000, $27,609,000, $20,567,000 and $60,623,000, respectively.

12. STOCK-BASED COMPENSATION PLANS

Stock option plans

The Company has four stock option plans with shares still available for grant:

Plan	1995	1996	1997	1999
Minimum exercise price as a percentage of fair market value at date of grant	85%	100%	85%	85%
Plan termination date	8/31/05	12/31/06	11/19/07	11/21/09
Shares available for grant at June 29, 2001	250	499,600	1,400	3,333,400

If applicable, the excess of the fair market value at the date of grant over the exercise price is considered deferred compensation which is amortized and charged against income as it is earned. The maximum term of options granted under any of the plans is 10 years from the date of grant.

The following is a summary of the changes in outstanding options for the three years ended June 29, 2001:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	9,140,373	$20.55	$ 8,473,388	$20.53	7,145,969	$21.34
Granted	2,285,404	29.89	3,327,700	16.07	2,593,871	17.12
Exercised	(996,849)	14.87	(2,240,867)	13.99	(843,186)	7.71
Canceled or expired	(303,550)	22.07	(419,848)	19.51	(423,266)	23.25
Outstanding at end of year	10,125,378	23.20	9,140,373	20.55	8,473,388	20.53
Exercisable at end of year	6,027,938	22.92	4,300,736	21.26	3,757,036	20.55

The options granted in 2001 and 2000 shown above include 464,516 and 1,388,474 options granted to former employees of Savoir and Marshall, respectively, as substitute options for options outstanding on the date of each acquisition. These options are subject to the terms of the various Savoir and Marshall plans assumed by Avnet as part of the acquisitions. Of these options, 404,748 options related to Savoir and 26,772 options related to Marshall had not yet been exercised at June 29, 2001.

The following information relates to options outstanding at June 29, 2001:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
Under $10	153,818	$ 8.50	39 Months	153,557	$ 8.49
$10.00–15.00	909,437	12.52	69 Months	682,329	12.61
15.00–20.00	2,415,296	17.92	76 Months	1,432,065	17.95
20.00–25.00	3,450,496	22.76	74 Months	2,337,071	23.19
25.00–30.00	1,569,639	28.33	109 Months	98,610	27.55
30.00–35.00	1,320,722	31.92	79 Months	1,014,926	31.95
35.00–60.00	305,970	45.18	72 Months	269,380	45.47
	10,125,378			6,027,938	

Employee stock purchase plan

In October 1995, the Company implemented the Avnet Employee Stock Purchase Plan ("ESPP"). Under the terms of the ESPP, eligible employees of the Company are offered options to purchase shares of Avnet common stock at a price equal to 85% of the fair market value on the first or last day, whichever is lower, of each monthly offering period. A total of 1,000,000 shares of Avnet common stock were initially reserved for sale under the ESPP, and in November 1998 an additional 1,000,000 shares were reserved. At June 29, 2001, employees had purchased 1,862,544 shares and 137,456 shares were still available for purchase under the ESPP.

Incentive stock

The Company has an Incentive Stock Program wherein a total of 273,970 shares were still available for award at June 29, 2001 based upon operating achievements. Delivery of incentive shares is spread equally over a four-year period and is subject to the employee's continuance in the Company's employ. As of June 29, 2001, 116,068 shares previously awarded have not yet been delivered. The program will terminate on December 31, 2004.

At June 29, 2001, there were 14,487,522 common shares reserved for stock options (including the ESPP) and incentive stock programs.

Pro forma information

The Company follows Accounting Principles Board Opinion 25 ("APB 25"), "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation plans. In applying APB 25, no expense was recognized for options granted under the various stock option plans (except in the rare circumstances where the exercise price was less than the fair market value on the date of the grant) nor was expense recognized in connection with shares purchased by employees under the ESPP. Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," requires disclosure of pro forma net income as if a fair value-based method of measuring stock-based compensation had been applied. Reported and pro forma net income and diluted earnings per share are as follows:

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands, except per share amounts)			
Net income:			
As reported	$15,402	$163,392	$174,639
Pro forma	6,950	153,805	164,909
Diluted earnings per share:			
As reported	$ 0.13	$ 1.51	$ 1.80
Pro forma	0.06	1.42	1.71

The fair value of the stock options granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used and the weighted average estimated fair value of an option granted are as follows:

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
Expected life (years)	5.5	4.9	5.6
Risk-free interest rate	6.0%	5.7%	4.6%
Volatility	37.0%	33.0%	24.0%
Dividend yield	1.1%	1.7%	1.8%
Weighted average fair value	$11.33	$8.05	$4.71

In February 2000, the Company issued five-year warrants at the exercise price of $26.22 for the purchase of 261,000 shares of the Company's common stock in conjunction with the award from a customer of a three-year manufacturing contract. As of the effective date of the sale of K*TEC, the warrants were immediately vested. The estimated fair value of the warrants was recorded in additional paid-in capital and the related expense was recorded against the gain on the sale of K*TEC.

13. CONTINGENT LIABILITIES

From time to time, the Company may become liable with respect to pending and threatened litigation, taxes and environmental and other matters. The Company has been designated a potentially responsible party or has had other claims made against it in connection with environmental clean-ups at several sites. Based upon the information known to date, the Company believes that it has appropriately reserved for its share of the costs of the clean-ups and it is not anticipated that any contingent matters will have a material adverse impact on the Company's financial condition, liquidity or results of operations.

14. EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding and excludes any potential dilution. Diluted earnings per share reflects potential dilution from the exercise or conversion of securities into common stock.

Earnings per share from continuing operations

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands, except per share amounts)			
Net income from continuing operations	$ 97	$162,564	$180,322
Interest on 4.5% convertible notes, net of tax	—	—	5,589
Adjusted net income from continuing operations	$ 97	$162,564	$185,911
Weighted average common shares for basic earnings per share	117,263	106,627	95,266
Net effect of dilutive stock options and restricted stock awards	1,552	1,630	1,014
Effect of 4.5% convertible notes	—	—	3,636
Weighted average common shares for diluted earnings per share	118,815	108,257	99,916
Basic earnings per share from continuing operations	$ —	$ 1.52	$ 1.89
Diluted earnings per share from continuing operations	$ —	$ 1.50	$ 1.86

Net earnings per share including discontinued operations

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands, except per share amounts)			
Net income	$ 15,402	$163,392	$174,639
Interest on 4.5% convertible notes, net of tax	—	—	5,589
Adjusted net income	$ 15,402	$163,392	$180,228
Weighted average common shares for basic earnings per share	117,263	106,627	95,266
Net effect of dilutive stock options and restricted stock awards	1,552	1,630	1,014
Effect of 4.5% convertible notes	—	—	3,636
Weighted average common shares for diluted earnings per share	118,815	108,257	99,916
Basic earnings per share	$ 0.13	$ 1.53	$ 1.83
Diluted earnings per share	$ 0.13	$ 1.51	$ 1.80

The 4.5% convertible notes are excluded from the computation of earnings per share from continuing operations and earnings per share in 2001 and 2000 as the effects were antidilutive.

All share and per share data reflects the two-for-one split of the Company's common stock distributed on September 28, 2000 to shareholders of record on September 18, 2000.

15. ADDITIONAL CASH FLOW INFORMATION

Other non-cash and reconciling items primarily include provisions for doubtful accounts and certain non-recurring items (see Note 17).

Due to the Company's fiscal year end (see Note 1) and its historical dividend payment dates, the fiscal year ended July 2, 1999 includes the cash payment of the July 1, 1999 dividend. This results in the inclusion of five quarterly dividend payments in 1999 as compared with three quarterly payments in 2000 and four in 2001. No dividends were paid on Kent shares prior to the acquisition.

The net cash disbursed in each of the three years in connection with acquisitions (see Note 2), as well as the net cash collected in those years from dispositions (with the exception of the disposal of K*TEC, which is classified as discontinued operations), are reflected as cash flows from "(acquisitions) dispositions of operations, net."

Interest and income taxes paid during the last three years were as follows:

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In thousands)			
Interest	$183,236	$ 82,860	$57,109
Income taxes	201,578	227,901	92,700

16. SEGMENT INFORMATION

The Company currently consists of three major operating groups: Electronics Marketing ("EM"), Computer Marketing ("CM") and Avnet Applied Computing ("AAC"), which began operating in the Americas and in Europe effective as of the beginning of the second and third quarters of 2000, respectively, and in Asia beginning in 2001. The results for AAC in the Americas, Europe and Asia prior to those dates are included in EM and CM as the results of the operating groups have not been restated. EM focuses on the global distribution of, and value-added services associated with, electronics components; CM focuses on middle- to high-end, value-added computer products distribution and related services; and AAC serves the needs of personal computer OEMs and system integrators by providing the latest technologies such as microprocessors, and serves the needs of embedded systems OEMs that require technical services such as product prototyping, configurations and other value-added services.

Avnet, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

Years Ended	June 29, 2001	June 30, 2000	July 2, 1999
(In millions)			
Sales:			
Electronics Marketing	$ 8,286.6	$7,105.2	$5,113.3
Computer Marketing	2,855.6	2,139.4	1,692.4
Avnet Applied Computing	1,671.8	670.4	—
	$12,814.0	$9,915.0	$6,805.7
Operating income:			
Electronics Marketing	$ 532.3	$ 421.7	$ 275.1
Computer Marketing	86.4	57.9	51.0
Avnet Applied Computing	63.9	20.5	—
Corporate and special charges	(428.9)	(132.1)	(143.6)
	$ 253.7	$ 368.0	$ 182.5
Assets:			
Electronics Marketing	$ 3,211.9	$3,338.5	$1,789.6
Computer Marketing	880.6	839.9	572.6
Avnet Applied Computing	423.8	226.8	—
Corporate	1,347.8	1,529.2	1,201.2
	$ 5,864.1	$5,934.4	$3,563.4
Capital expenditures:			
Electronics Marketing	$ 83.1	$ 42.5	$ 52.7
Computer Marketing	20.3	14.4	10.1
Avnet Applied Computing	4.0	1.7	—
Corporate	18.0	33.9	16.3
	$ 125.4	$ 92.5	$ 79.1
Depreciation & amortization expense:			
Electronics Marketing	$ 45.3	$ 30.3	$ 19.6
Computer Marketing	14.6	10.4	8.7
Avnet Applied Computing	1.0	.1	—
Corporate	58.5	42.7	29.1
	$ 119.4	$ 83.5	$ 57.4
Sales, by geographic area, are as follows:			
Americas	$ 8,746.0	$7,420.9	$5,344.2
EMEA (Europe, Middle East and Africa)	3,511.6	2,055.9	1,241.2
Asia/Pacific	556.4	438.2	220.3
	$12,814.0	$9,915.0	$6,805.7
Assets, by geographic area, are as follows:			
Americas	$ 3,946.0	$4,486.9	$2,895.0
EMEA (Europe, Middle East and Africa)	1,532.8	1,165.8	535.5
Asia/Pacific	385.3	281.7	132.9
	$ 5,864.1	$5,934.4	$3,563.4

The above segment data includes the operations of Kent which are included primarily in the EM and CM data in all periods presented.

17. NON-RECURRING ITEMS

Reorganization and integration charges

In the fourth quarter of 2001, the Company recorded a special charge in connection with the acquisition and integration of Kent and for costs related to actions taken in response to current business conditions and other restructuring activity. The charge amounted to $327,485,000 pre-tax ($80,596,000 included in cost of sales and $246,889,000 included in operating expenses) and $236,692,000 after-tax, or $2.01 per share on a diluted basis for the fourth quarter ($1.99 per share for the year). Approximately $157,331,000 of the pre-tax charge resulted from the acquisition of Kent having been accounted for using the "pooling-of-interests" method. Under this method, items that normally would have been reflected as goodwill if the purchase method of accounting had been used were reported in Avnet's consolidated statement of income as part of the special charge. These items consist of costs incurred in completing the acquisition including significant change-in-control and other executive benefit-related payments made as a result of the acquisition ($68,343,000 pre-tax), professional fees for investment banking, legal and accounting services rendered to both Avnet and Kent ($10,657,000 pre-tax), as well as adjustments to the assets acquired and liabilities assumed and other costs of the transaction ($78,331,000 pre-tax).

The balance of the pre-tax charge recorded in the fourth quarter of 2001, amounting to $170,154,000, relates to a number of actions taken to cope with market conditions and to strengthen Avnet's operations. These actions include cost reductions associated with the restructuring of the Company's business, the integration of recent acquisitions, as well as important cost-cutting actions taken in response to current business conditions. These special charges for the other actions the Company has taken fall into a number of categories including severance, inventory reserves related to terminations of non-strategic product lines, inventory valuation adjustments for special inventory purchases to meet customer requirements which are in excess of what is anticipated to be sold or returned, write-downs associated with the disposal of fixed assets, lease terminations, adjustments to the book value of investments in unconsolidated entities and other items. The unusually large impact on income taxes related to the special charge is due primarily to the non-deductibility of certain acquisition-related costs and the impact of tax rates in foreign jurisdictions. Of the special charge of $327,485,000 pre-tax, $182,268,000 did not require the use of cash and $145,217,000 required the use of cash, $85,164,000 of which had been expended at June 29, 2001.

During the third quarter of fiscal 2000, the Company recorded $14,823,000 pre-tax and $8,877,000 after-tax ($0.08 per share on a diluted basis) of incremental special charges associated with: (a) the integration of Eurotronics B.V. and SEI Macro Group into EM EMEA ($10,120,000 pre-tax); (b) the integration of JBA Computer Solutions into CM North America ($3,146,000 pre-tax); and (c) costs related to the consolidation of EM's European warehousing operations ($1,557,000 pre-tax). Approximately $13,327,000 of the pre-tax charge was included in operating expenses and $1,496,000 was included in cost of sales, which represented a non-cash write-down. These charges include severance, inventory reserves related to termination of product lines, write-downs associated with the disposal of fixed assets and other items. Of the special charges of $14,823,000 pre-tax, approximately $7,237,000 did not require an outflow of cash and $7,586,000 required the use of cash, substantially all of which has been utilized at June 29, 2001.

During the second quarter of fiscal 2000, the Company recorded $28,030,000 pre-tax and $17,573,000 after-tax ($0.16 per share on a diluted basis) of incremental special charges associated with: (a) the integration of Marshall Industries into the Company's EM and AAC operations ($18,413,000 pre-tax); (b) the reorganization of the Company's EM Asian operations ($5,409,000 pre-tax); (c) costs related to the consolidation of the Company's EM European warehousing operations ($1,509,000 pre-tax); and (d) costs incurred in connection with certain litigation brought by the Company ($2,699,000 pre-tax). Approximately $17,739,000 of the pre-tax charge was included in operating expenses and $10,291,000 was included in the cost of sales. The charges related to the integration of Marshall Industries and the reorganization of the Asian operations are comprised of severance, inventory reserves required related to supplier terminations, real property lease terminations, employee and facility relocation costs, special incentive payments and other items. Of the special charges of $28,030,000 pre-tax, approximately $11,143,000 did not require an outflow of cash and $16,887,000 required the use of cash, substantially all of which has been utilized at June 29, 2001.

During the first quarter of fiscal 2000, the Company recorded $6,111,000 pre-tax and $3,976,000 after-tax ($0.04 per share on a diluted basis) of incremental special charges associated with the reorganization of the EM European operations consisting primarily of costs related to the consolidation of warehousing operations. The entire $6,111,000 is included in operating expenses, most of which required an outflow of cash. These charges included severance, adjustments of the carrying value of fixed assets, real property lease terminations and other items. Substantially all of the cash associated with this charge had been utilized at June 30, 2000.

The total amount of special charges recorded in fiscal 2000 amounted to $48,964,000 pre-tax ($37,177,000 included in operating expenses and $11,787,000 included in cost of sales), $30,426,000 after-tax and $0.28 per share on a diluted basis.

During the first quarter of 1999, the Company recorded $26,519,000 pre-tax and $15,740,000 after-tax ($0.16 per share on a diluted basis) of incremental special charges associated principally with the reorganization of its EM EMEA operations. These charges include severance, real property lease termination costs, inventory reserves required related to supplier terminations and other items. Approximately $18,613,000 of the pre-tax charge, which required an outflow of cash, is included in operating expenses and $7,906,000, which represented a non-cash write-down, is included in cost of sales. Substantially all of the cash associated with this charge had been expended at June 29, 2001.

Dispositions and other

In the fourth quarter of 1999, the Company recorded a gain on the sale of its Allied Electronics business in the amount of $252,279,000 pre-tax, offset somewhat by charges taken in connection with the intended disposition of the Avnet Setron catalog operation in Germany amounting to $42,732,000. Approximately $37,492,000 of the pre-tax charge, consisting principally of the write-off of goodwill, is included in operating expenses and $5,240,000 is included in cost of sales, while the pre-tax gain on Allied Electronics is shown separately on the consolidated statement of income. The net effect of these items is to increase income from continuing operations before taxes, net income and diluted earnings per share by approximately $209,547,000, $79,709,000 and $0.80 per share for the fourth quarter, respectively.

In total, the non-recurring items recorded in 1999 as discussed above positively impacted income from continuing operations before taxes, net income and diluted earnings per share by $183,028,000, $63,969,000 and $0.64 per share, respectively.

18. SUMMARY OF QUARTERLY RESULTS — CONTINUING OPERATIONS ONLY (UNAUDITED)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions, except per share amounts)					
Sales	$3,188.6	$3,630.5	$3,457.2	$2,537.7	$12,814.0
Gross profit	487.6	542.8	522.8	312.3 [a]	1,865.5 [a]
Income before income taxes	141.5	145.3	116.1	(315.6) [a]	87.3 [a]
Net income	82.4	81.9	66.8	(231.0) [a]	.1 [a]
Diluted earnings per share	0.68	0.69	0.56	(1.96) [a]	— [a]

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions, except per share amounts)					
Sales	$1,804.5	$2,276.2	$2,884.5	$2,949.8	$ 9,915.0
Gross profit	261.6	317.5 [c]	424.6 [d]	441.1	1,444.8 [c, d]
Income before income taxes	44.1 [b]	32.5 [c]	82.2 [d]	124.8	283.6 [b, c, d]
Net income	25.0 [b]	17.6 [c]	47.5 [d]	72.5	162.6 [b, c, d]
Diluted earnings per share	0.26 [b]	0.16 [c]	0.42 [d]	0.62	1.50 [b, c, d]

(a) Includes the impact of incremental special charges associated with the acquisition and integration of Kent and for costs related to actions taken in response to current business conditions and other restructuring activity. The charge amounted to $327.5 million pre-tax ($80.6 million included in cost of sales and $246.9 million included in operating expenses) and $236.7 million after-tax, or $2.01 per share on a diluted basis for the fourth quarter ($1.99 per share for the year).

(b) Includes the impact of incremental special charges associated with the reorganization of the EM European operations amounting to $6.1 million pre-tax, $4.0 million after-tax and $0.04 per share on a diluted basis.

(c) Includes the impact of incremental special charges associated with the integration of Marshall Industries, the reorganization of the Company's Asian operations, costs related to the consolidation of the Company's EM European warehousing operations and costs incurred in connection with its lawsuit against Wyle Laboratories, Inc. amounting to $28.0 million pre-tax, $17.6 million after-tax and $0.16 per share on a diluted basis.

(d) Includes the impact of incremental special charges associated with the integration of Eurotronics B.V., the integration of the SEI Macro Group, the integration of JBA Computer Solutions and costs related to the consolidation of EM's European warehousing operations amounting to $14.8 million pre-tax, $8.9 million after-tax and $0.08 per share on a diluted basis.

Report of Independent Public Accountants

To Avnet, Inc.:

We have audited the accompanying consolidated balance sheets of Avnet, Inc. (a New York corporation) and Subsidiaries as of June 29, 2001 and June 30, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Kent Electronics Corporation and Subsidiaries, a company acquired during 2001 in a transaction accounted for as a pooling-of-interests, as discussed in Note 1. Such statements are included in the consolidated financial statements of Avnet, Inc. and reflect 12 percent of total consolidated assets as of June 30, 2000 and 6 percent, 7 percent and 7 percent of total consolidated revenues for the years ended June 29, 2001, June 30, 2000 and July 2, 1999, respectively. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Kent Electronics Corporation and Subsidiaries, is based solely upon the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Avnet, Inc. and Subsidiaries as of June 29, 2001 and June 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ARTHUR ANDERSEN LLP
Phoenix, Arizona
August 14, 2001

Management's Responsibility for Financial Reporting

The consolidated financial statements of Avnet, Inc. and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles and include certain amounts based upon our best estimates and use of judgement. The financial information contained in this Report has also been prepared by management which is responsible for its accuracy and consistency with the financial statements.

To meet management's responsibility for financial reporting, we have established a system of internal controls designed to provide reasonable assurance as to the integrity and reliability of financial reporting, and to ensure that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and the cost of maintaining such systems should not exceed the benefits to be received. The Company has a professional staff of internal auditors whose responsibility, among other things, is to review these systems and controls, and monitor compliance therewith. The Company's independent accountants are engaged to express an opinion on the year-end financial statements based on an audit in accordance with generally accepted auditing standards, including a review of the internal control structure and test of accounting procedures and records.

The Audit Committee of the Board of Directors is comprised solely of outside directors, and is charged with reviewing the status of the annual audit prior to its completion and determining the nature and extent of the issues, if any, warranting consideration by the full Board, reviewing disagreements, if any, that have not been resolved to the satisfaction of both management and the independent accountants, evaluating the adequacy and effectiveness of Avnet's internal controls and reporting to the full Board with respect thereto. The Audit Committee meets periodically with the independent accountants, with our internal auditors and with management to review accounting, auditing, internal control structure and financial reporting matters.



Roy Vallee
Chairman and Chief Executive Officer



Raymond Sadowski
Senior Vice President and Chief Financial Officer

shareholders' information

Diversity Statement

Avnet is committed to building a high-performance work environment in which individual differences are respected and valued, opening the way for more participation and greater career success for all employees. Avnet is an equal opportunity employer providing affirmative action programs for the full and effective utilization of qualified persons regardless of race, religion, color, age, gender, sexual orientation or national origin. We also support programs for the employment and advancement of qualified disabled veterans and Vietnam-era veterans.

Safe Harbor Statement

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Any statements made in this Report that are not historical facts are forward-looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ materially are (i) major changes in business conditions and the economy in general; (ii) risks associated with foreign operations, such as currency fluctuations; (iii) allocations of products by suppliers; and (iv) changes in market demand and pricing pressure.

Form 10-K

A copy of the Company's Annual Report on Form 10-K, filed in September 2001 with the Securities and Exchange Commission, may be obtained by writing to Lillie Scarna, Manager of Shareholder Services, at the executive offices address.

Auditors

Arthur Andersen LLP, Phoenix, Arizona

Transfer Agent

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P.O. Box 64854 • St. Paul, MN 55164-0854
Telephone: (800) 468-9716 • Fax: (651) 450-4033
e-mail: stocktransfer@wellsfargo.com
Web site: www.wellsfargo.com/com/shareowner_services.jhtml
Hearing impaired shareholders with access to a telecommunications device (TDD) can communicate directly with Wells Fargo Bank. The TDD number is: (651) 450-4144.

Executive Offices

Avnet, Inc.
2211 S. 47th St. • Phoenix, AZ 85034-6403
Telephone: (480) 643-2000 or 1 (888) 822-8638

Investor Relations Department

Lillie Scarna, Manager of Shareholder Services
Telephone: (480) 643-7291 or 1 (888) 822-8638, ext. 7291
Fax: (480) 643-7370
e-mail: lillie.scarna@avnet.com

Internet Availability

Avnet's Annual Report, Quarterly Fact Sheet, upcoming analyst meetings/teleconferences and other investor relations materials are also available on the World Wide Web on the Investor Relations home page at www.avnet.com.

Annual Meeting

The Annual Meeting of Shareholders will be held at the Wyndham Buttes Resort, 2000 Westcourt Way, Tempe, Ariz., on November 29, 2001 at 2:00 PM (Mountain Standard Time). A formal notice of the meeting, together with a proxy statement, will be mailed to each shareholder.

Dividends Declared*

Cash Dividends on the Company's common stock were 7.5 cents per share during each quarter of fiscal years 2001 and 2000. Avnet has announced it will discontinue paying cash dividends after its anticipated dividend payment on January 2, 2002.

Price Range of Common Stock*

The Company's common stock is listed on the New York Stock Exchange (trading symbol: AVT). The high and low prices during each quarter of fiscal years 2001 and 2000 were as follows:

	FY2001		FY2000	
Quarter	High	Low	High	Low
First	$35.41	$25.53	$26.22	$20.53
Second	$30.28	$17.19	$30.25	$18.66
Third	$28.45	$19.35	$36.75	$25.00
Fourth	$28.09	$18.96	$40.56	$28.00

 *All dollar values are stated in U.S. dollars. * The market prices and dividends per share indicated above have been adjusted to reflect a two-for-one stock split distributed on September 28, 2000 to shareholders of record on September 18, 2000. See Note to consolidated financial statements.*

Agency: Park&Co., Phoenix, Arizona Clay Models: Longsight Design, Phoenix, Arizona Printing: Prisma Graphic, Phoenix, Arizona

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